UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2014

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

On or about November 14, 2014, Jinpan International Limited (the "Registrant") caused an Important Notice Regarding the Availability of Proxy Materials (the "Notice") to be mailed to its shareholders of record. The Notice contains instructions on how to access the following documents using the Internet: (1) the proxy statement dated November 14, 2014 (the "Proxy Statement") and (2) the 2013 Annual Report. The Proxy Statement includes a letter from the Registrant's Chairman of the Board of Directors, President and Chief Executive Officer to the shareholders and the Notice of Annual Meeting.

The following documents in connection with the Notice, filed as exhibits to this Form 6-K, are incorporated by reference herein:

Exhibit No.	Description
1.	Important Notice Regarding the Availability of Proxy Materials for the Jinpan International Limited Shareholder Meeting to be Held on December 29, 2014.
2.	Notice of Annual Meeting and Proxy Statement dated November 14, 2014.
3.	2013 Annual Report.
4.	Proxy Cards.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 21, 2014	JINPAN INTERNATIONAL LIMITED

	By:	/s/ Mark Du
	Name:	Mark Du
	Title:	Chief Financial Officer

Exhibit No.	Description
1.	Important Notice Regarding the Availability of Proxy Materials for the Jinpan International Limited Shareholder Meeting to be Held on December 29, 2014.
2.	Notice of Annual Meeting and Proxy Statement dated November 14, 2014.
3.	2013 Annual Report.
4.	Proxy Cards.

Exhibit 1

Exhibit 2

Exhibit 3

Exhibit 4

C 1234567890

IMPORTANT ANNUAL MEETING INFORMATION

000004

ENDORSEMENT LINE SACKPACK

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
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Vote by Internet

- Go to www.envisionreports.com/JST
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Jinpan International Limited Shareholder Meeting Notice & Admission Ticket 1234 5678 9012 345

Important Notice Regarding the Availability of Proxy Materials for the Jinpan International Limited Shareholder Meeting to be Held on December 29, 2014.

The proxy materials for Jinpan International Limited's annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and 2013 annual report to shareholders are available at:

www.envisionreports.com/JST



Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to **www.envisionreports.com/JST** to view the materials.

Step 2: Click on **Cast Your Vote or Request Materials.**

Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.



Obtaining a Copy of the Proxy Materials – If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before December 15, 2014 (14 calendar days before the meeting) to facilitate timely delivery.

C O Y

01XLS8

Jinpan International Limited Shareholder Meeting Notice & Admission Ticket

Jinpan International Limited's Annual Meeting of Shareholders will be held on December 29, 2014 at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan 570216, at 10:30AM Beijing Time.

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommends that you vote FOR all nominees listed in Proposal 1 and FOR Proposal 2.

1. Election of Directors: Li, Zhiyuan; Ling, Xiangsheng; Zhang, Jing; Burris, Donald S.; Zhang, Li-Wen; Cai, Xu.
2. To ratify the selection of Grant Thornton as the Company's independent registered public accounting firm for the 2014 fiscal year.
3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or by telephone or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.



Here's how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to **www.envisionreports.com/JST**. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials of Jinpan International Limited" in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by December 15, 2014.

01XLS8

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.
No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone
Haikou, Hainan
People's Republic of China
Tel: (86) 898-6681-1301
Fax: (86) 898-6681-3519

November 14, 2014

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Jinpan International Limited to be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People's Republic of China on Monday, December 29, 2014 at 10:30 a.m., Beijing time. The matters to be acted upon at the meeting are set forth and described in the Notice of Annual Meeting and Proxy Statement which accompany this letter. We request that you read both of them carefully.

We hope that you plan to attend the meeting. However, if you are not able to join us, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to exercise your right as a shareholder and vote your shares by (1) phone, (2) Internet, or (3) by requesting a printed copy of the proxy materials by mail, completing the vote instruction form and sending it back in the envelope provided. If you decide to attend the Annual Meeting, you will be able to vote in person, even if you have previously submitted your proxy. If your common shares of Company are beneficially owned and held in nominee or "street name" by your bank, brokerage firm or other nominee, you should direct your bank, brokerage firm or other nominee to vote your common shares of the Company in accordance with the directions provided by your bank, brokerage firm or other nominee.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of Jinpan International Limited. I look forward to greeting as many of our shareholders as possible at the meeting.

Sincerely,

Zhiyuan Li
President, Chairman of the Board of Directors
and Chief Executive Officer

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.
No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone
Haikou, Hainan
People's Republic of China

———————————

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON December 29, 2014

To the Shareholders of Jinpan International Limited:

NOTICE IS HEREBY GIVEN that the 2014 Annual Meeting of Shareholders (the "Annual Meeting") of Jinpan International Limited (the "Company," "we," "us," or "our") will be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan People's Republic of China, on Monday, December 29, 2014 at 10:30 a.m., Beijing time, to consider and act upon the following matters:

1. To elect six (6) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified;

2. To ratify the selection of Grant Thornton as our independent registered public accounting firm for the 2014 fiscal year; and

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Information regarding the matters to be acted upon at the Annual Meeting is contained in the accompanying proxy statement.

The close of business on November 3, 2014 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof.

You are cordially invited to attend the Annual Meeting in person. To ensure that your vote is counted at the Annual Meeting, however, please vote as promptly as possible.

By Order of the Board of Directors

Zhiyuan Li
President, Chairman of the Board of Directors
and Chief Executive Officer

November 14, 2014

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on December 29, 2014.

The proxy statement and 2013 annual report to shareholders are available at www.envisionreports.com/JST

<u>YOUR VOTE IS IMPORTANT</u>

Whether or not you expect to attend the meeting, we urge you to promptly vote your shares. Shareholders of record may do so by (1) telephone, (2) Internet, or (3) by requesting a printed copy of the proxy materials by mail, completing the vote instruction form and sending it back in the envelope provided. Have your Notice of Internet Availability of Proxy Materials (the "<u>Notice</u>") in front of you when voting by telephone or the Internet as it contains important information that is required to access the system. Submitting your proxy now will not prevent you from voting your stock at the meeting if you desire to do so, as your vote by proxy is revocable at your option. If you hold shares in "street name" through a bank, brokerage firm or other nominee, you may vote your shares by any method specified on the voting instruction form provided by or on behalf of the bank, brokerage firm or other nominee. Voting by the Internet or telephone is fast, convenient, and your vote is immediately confirmed and tabulated. Most important, by using the Internet or telephone, you help us reduce postage and proxy tabulation costs. Or, if you prefer, you can vote by mail by requesting a printed copy of the proxy materials by mail, completing the vote instruction form and sending it back in the envelope provided. To request a printed copy of the proxy materials, see the instructions on the Notice or page 2 of the Proxy Statement.

PLEASE DO NOT RETURN A PROXY CARD IF YOU ARE VOTING OVER THE INTERNET OR BY TELEPHONE. <u>VOTE BY INTERNET</u> **http://www.envisionreports.com/JST** 24 hours a day / 7 days a week **INSTRUCTIONS:** Read the accompanying Proxy Statement. Go to the following website: **http://www.envisionreports.com/JST** Have your Notice in hand and follow the instructions. You can also register to receive all future shareholder communications electronically, instead of in print. This means that the annual report, Proxy Statement, and other correspondence will be delivered to you electronically via e-mail.	<u>VOTE BY TELEPHONE</u> **1-800-652-VOTE (8683) via touch tone phone** toll-free 24 hours a day / 7 days a week **INSTRUCTIONS:** Read the accompanying Proxy Statement. **Call toll-free 1-800-652-VOTE (8683).** Have your Notice in hand and follow the instructions.

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.
No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone
Haikou, Hainan
People's Republic of China

PROXY STATEMENT

Why am I receiving these materials?

We have made these materials available to you on the Internet or, upon your request, we have delivered printed versions of these materials to you by mail, in connection with our solicitation of proxies for use at the 2014 annual meeting of shareholders (the "Annual Meeting") to be held on Monday, December 29, 2014 at 10:30 a.m., Beijing time, and at any postponement(s) or adjournment(s) thereof. These materials were first sent or given to the holders of common shares, par value $0.0045 per share, of Jinpan International Limited (the "Company") on or about November 14, 2014. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. The Annual Meeting will be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People's Republic of China.

What is included in these materials?

These materials include:

- this Proxy Statement for the Annual Meeting; and
- our annual report for the year ended December 31, 2013.

If you requested printed versions of these materials by mail, these materials include a proxy card or vote instruction form for the Annual Meeting.

What items will be voted on at the Annual Meeting?

Shareholders will vote on the following items at the Annual Meeting:

- the election to the Board of the six (6) nominees named in this Proxy Statement (Proposal No. 1);
- the ratification of the selection of Grant Thornton as our independent registered public accounting firm for the 2014 fiscal year (Proposal No. 2); and
- the transaction of such other business as may properly come before the Meeting or any adjournment or postponement thereof.

What are the Board's voting recommendations?

The Board recommends that you vote your shares:

- "FOR" each of the nominees to the Board (Proposal No. 1); and
- "FOR" the ratification of the selection of Grant Thornton (Proposal No. 2).

Where are the Company's principal executive offices located and what is the Company's main telephone number?

Our principal executive offices are located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People's Republic of China. The telephone number for our principal executive offices in Haikou is +86 898 6681 1301. The telephone number for our U.S. office is +1 201 460 8778.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We have elected to provide access to proxy materials via the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. We encourage shareholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of the annual meeting.

I share an address with another shareholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the Securities and Exchange Commission (the SEC") has approved. Under this procedure, we are delivering a single copy of the Notice and, if applicable, this Proxy Statement, the annual report and a proxy card to multiple shareholders who share the same address unless we have received contrary instructions from one or more of the shareholders. This procedure reduces our printing costs, mailing costs and fees. Shareholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of this Proxy Statement and a proxy card to any shareholder at a shared address to which we delivered a single copy of any of these documents. Shareholders may request a separate copy by:

(1) *Via the Internet.* Going to www.envisionreports.com/JST, clicking on "Request Materials" and following the instructions to order a paper or e-mail copy of the current meeting materials;

(2) *By Telephone.* Calling 1-866-641-4276 (toll free), using a touch-tone phone and following the instructions provided to order a paper copy of the current meeting materials to be delivered by mail; or

(3) *By E-mail.* E-mailing investorvote@computershare.com with "Proxy Materials Jinpan International Limited" in the subject line. Include in the message the shareholder's full name and the physical or e-mail address to which the current meeting materials should be sent and state in the e-mail that the shareholder wants a paper or electronic copy, as applicable, of the current meeting materials.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received at least 14 days before the meeting.

Shareholders who hold shares in "street name" (as described below) may contact their bank, brokerage firm or other nominee to request information about householding.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View on the Internet the Company's proxy materials for the Annual Meeting; and

- Instruct the Company to send future proxy materials to you by e-mail.

Choosing to receive future proxy materials by e-mail will save the Company the cost of printing and mailing documents to you and will reduce the impact of the Company's annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you cancel it.

Who may vote at the Annual Meeting?

Each of our common shares has one vote on each matter. As of November 3, 2014, there were 16,418,518 common shares of the Company issued and outstanding, held by 17 holders of record. Only shareholders of record as of the close of business on November 3 (the "Record Date") are entitled to receive notice of, attend, and vote at the Annual Meeting.

What is the difference between a shareholder of record and a beneficial owner of shares held in street name?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the shareholder of record with respect to those shares, and the Notice was sent directly to you by us. If you request printed copies of the proxy materials by mail, you will receive a proxy card.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a bank, brokerage firm or other nominee, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The bank, brokerage firm or other nominee holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account. If you request printed copies of the proxy materials by mail, you will receive a vote instruction form.

If I am a shareholder of record of the Company's shares, how do I vote?

There are four ways to vote:

- *In person.* If you are a shareholder of record, you may vote in person at the Annual Meeting. The Company will give you a ballot when you arrive.
- *Via the Internet.* You may vote by proxy via the Internet by following the instructions provided in the Notice.
- *By Telephone.* If you request printed copies of the proxy materials by mail, you may vote by proxy by calling the toll free number found on the Notice.
- *By Mail.* If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card and sending it back in the envelope provided.

If I am a beneficial owner of shares held in street name, how do I vote?

If you hold your common shares of the Company in nominee or "street name," please refer to the instructions provided by your bank, brokerage firm or other nominee that holds your shares to see the choices available to you. Please note that if you are a beneficial owner of shares of the Company held in nominee or "street name" and wish to vote in person at the Annual Meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee at the Annual Meeting.

What is the quorum requirement for the Annual Meeting?

The holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, if you:

- are present and vote in person at the Annual Meeting; or
- have voted on the Internet, by telephone or by properly submitting a proxy card or vote instruction form by mail.

If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

How are proxies voted?

All shares represented by valid proxies received prior to the Annual Meeting will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions.

What happens if I do not give specific voting instructions?

Shareholders of Record. If you are a shareholder of record and you:

- indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or
- sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. See the section entitled "Other Matters" below.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide your bank, brokerage firm or other nominee that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

Which ballot measures are considered "routine" or "non-routine"?

The election of directors (Proposal No. 1) is a non-routine item and the ratification of the selection of Grant Thornton (Proposal No. 2) is a routine measure. A broker or other nominee may generally vote on routine measures, but not non-routine measures. Therefore, broker non-votes are expected to occur in connection with Proposal No. 1.

What are broker non-votes?

If a bank, brokerage firm or other nominee holds your shares in its name and you do not provide voting instructions to it, that bank, brokerage firm or other nominee may vote your shares only on routine matters. The ratification of the selection of Grant Thornton (Proposal No. 2) is the only matter for consideration at the Annual Meeting that is routine. For all matters other than the ratification of the selection of Grant Thornton (Proposal No. 2), you must submit voting instructions to the firm that holds your shares if you want your vote to count on such matters. When a bank, brokerage firm or other nominee votes a client's shares on some but not all of the proposals, the missing votes are referred to as "broker non-votes."

How are broker non-votes treated?

Broker non-votes are counted for purposes of determining whether a quorum is present. Broker non-votes will have no effect on the election of directors (Proposal No. 1) and the ratification of the selection of Grant Thornton (Proposal No. 2). We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the proxy materials.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. Shares not present at the Annual Meeting and abstentions have no effect on the election of directors (Proposal No. 1) and the ratification of the selection of Grant Thornton (Proposal No. 2).

What is the voting requirement to approve each of the proposals?

For Proposal No. 1, the six (6) nominees receiving the highest number of votes in favor of our common shares present or represented by proxy and voting at the Annual Meeting will be elected as directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Approval of Proposal No. 2 requires the affirmative vote must constitute a majority of the voting power present or represented by proxy and voting at the Annual Meeting.

Can I change my vote after I have voted?

Shareholders of Record. If you are a shareholder of record, you may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may vote again on a later date via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual Meeting will be counted), by signing and returning a new proxy card or vote instruction form with a later date, or by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering to our Legal Counsel, Albert Sheng, at c/o Jinpan International (USA) Ltd., 390 Veterans Blvd, Carlstadt, New Jersey 07072, a written notice of revocation prior to the Annual Meeting.

Beneficial Owners of Shares Held in Street Name. If your common shares of the Company are held through a bank, brokerage firm or other nominee, please contact your bank, brokerage firm or other nominee as to its procedures for the revocation of your instructions and/or the giving of new instructions on how to vote the shares held by it on your behalf.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation and certification of votes; and

- to facilitate a successful proxy solicitation.

Who will serve as the inspector of election?

Ms. Jinmei Wan,will serve as the inspector of election.

Who is paying for the cost of this proxy solicitation?

We are paying the costs of the solicitation of proxies.

We must also pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- forwarding the Notice to beneficial owners;
- forwarding printed proxy materials by mail to beneficial owners who specifically request them and
- obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, certain of our directors, officers and regular employees, without additional compensation, may solicit proxies personally or by telephone, facsimile or e-mail on our behalf.

How can I attend the Annual Meeting?

Attendance at the Annual Meeting is limited to shareholders. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 10:00 a.m. Beijing time, and each shareholder may be asked to present valid picture identification such as a driver's license or passport and proof of stock ownership as of the Record Date.

Proposal 1

ELECTION OF DIRECTORS

At the Meeting, shareholders will elect six (6) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified. Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Zhiyuan Li, Xiangsheng Ling, Jing Zhang, Donald S. Burris, Li-Wen Zhang and Xu Cai (singularly a "Nominee" and collectively, the "Nominees"), to serve as directors upon their nomination and election at the Meeting. All Nominees currently serve on the Board of Directors. Each Nominee has advised us of his or her willingness to serve as a director of the Company. In case any Nominee should become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies have discretionary authority to vote the Proxies for one or more alternative nominees who will be designated by the Board of Directors.

Nominees for Directors

The Nominees for the Board of Directors of the Company are as follows:

Name	Age	Position
Zhiyuan Li	60	Chairman of the Board of Directors
Xiangsheng Ling	62	Vice Chairman of the Board
Jing Zhang	39	Director
Donald S. Burris	71	Director
Li-Wen Zhang	60	Director
Xu Cai	50	Director

Executive Officers

The executive officers of the Company are as follows:

Name	Age	Position
Zhiyuan Li	59	President and Chief Executive Officer
Xiangsheng Ling	62	Vice President
Yuqing Jing	52	Secretary
Mark Du	53	Chief Financial Officer

All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the Board of Directors at the first Board of Directors' meeting after each annual meeting of shareholders and hold office until their death, resignation or removal from office.

Information about Nominees and Executive Officers

Set forth below is certain information with respect to each Nominee and our executive officers:

Zhiyuan Li has served as our Chairman of the Board of Directors, President, and Chief Executive Officer since April 1997, and of our predecessor, Haikou Jinpan Special Transformer Works, since August 1993, and as Chairman of the Board of Directors and Chief Executive Officer of Hainan Jinpan Electric Co. Ltd. ("Jinpan Hainan") since June 1997. From October 1991 to present, Mr. Li served as General Manager of Haikou Rongda Enterprise Company and Director of Hainan's KaDa Manufacturing Company, a Sino-Japanese joint-venture. From August 1988 to October 1991, Mr. Li served as General Manager of Hainan Jindao Yacht Company. From August 1982 to October 1988, Mr. Li was employed as an engineer at Guangxi Electric Power Institute. Mr. Li is responsible for the overall management of our operations. He is married to Yuqing Jing.

Xiangsheng Ling has served as our Vice Chairman of the Board of Directors and Vice President since April 1997, and of our predecessor, Haikou Jinpan, since August 1993 and is responsible for the design, manufacture and development of our cast resin transformers. He has also served as the Vice President of Hainan Jinpan Electric Co. Ltd. since June 1997. From June 1990 to December 1992, Mr. Ling was the chief consultant for the Danycast Company in Thailand where he was responsible for the entire production process of its cast resin transformer line. From January 1980 to June 1990, Mr. Ling was employed by the Beijing Transformer Company ultimately serving as Chief Engineer and General Manager for its cast resin transformer plant. Between October 1985 and February 1986, Mr. Ling attended Fuji Electric Company in Japan to study vacuum cast resin insulated transformer manufacturing technology. Mr. Ling was responsible for designing some of China's first cast resin transformers.

Zhang Jing was elected to our Board of Directors in November 2014. Since September 2012, Ms. Zhang has worked as a life coach for Pathfinder Coach Jing LLC. From December 2010 to September 2012, she served as Tax Manager at Jackson National Life Insurance Company and from June 1998 to November 2010, she served in various capacities at Deloitte Tax LLP, most recently as Senior Manager. Ms. Zhang holds a Master degree in Taxation from DePaul University and a B.A. degree in Accounting from University of Illinois – Urbana Champaign. She is a Certified Public Accountant.

Donald S. Burris was elected to our Board of Directors in June 2001. Mr. Burris is the senior principal in the firm of Burris & Schoenberg, LLP, an AV-rated West Coast based law firm with a national and international practice. Mr. Burris served as editor-in-chief of the Georgetown Law Journal and as a law clerk to the Honorable James R. Browning of the United States Court of Appeals for the Ninth Circuit and has taught at the Georgetown Law Center, Loyola University School of Law, and the International Law Institute in Washington, D.C. Mr. Burris also served with distinction as a Special Counsel for the United States Senate Watergate Committee. Mr. Burris brings to the Company thirty plus years of experience as a successful businessman and business litigation attorney who has counseled clients from both a business and legal perspective.

Li-Wen Zhang was elected to our Board of Directors in August 2003. Dr. Zhang served as a permanent staff member of the United Nations Department of General Assembly Management Affairs in the Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consulting services to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr. Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

Xu Cai was appointed to our Board of Directors in June 2009 and subsequently elected in September 2009. Since 2002, Dr. Cai has been a distinguished faculty member of the School of Electronic, Information, and Electrical Engineering at Shanghai Jiaotong University, one of China's leading research universities. His research focuses on the application of high power electronics in electric systems, generators, and related electrical equipment, on the automation of power distribution networks, and on wind power grid connection and conversion technology. Since 2008, he has chaired the University's Wind Energy Research Centre. The Centre combines research expertise in the

fields of electrical, mechanical, control, and oceanic engineering to create a multidisciplinary platform for the research of wind energy. The Centre provides consultation services for the Chinese government and both public and private industries. Dr. Cai received his Ph.D. and master's degrees in electrical engineering from China University of Mining and Technology. He received his bachelor's degree in power generation and electrical systems from China South East University.

Yuqing Jing has served as our Secretary since April 1997, the president of our subsidiary Jinpan USA since 2000, and a director of our subsidiary Jinpan Hainan since 1993. From 1997 to 2002, Ms. Jing served as a director on our board. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Zhiyuan Li.

Mark Du has served as our Chief Financial Officer since August 2002. From January 1993 to September 2002, Mr. Du has been Controller of PC Warehouse, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a CPA.

Board Independence

Based upon a review by the Board of Directors of all relevant information, the Board of Directors has determined that each of Jing Zhang, Donald S. Burris, Li-Wen Zhang and Xu Cai meets the requirements for independence under the rules of The Nasdaq Stock Market for board members and for members of the committees of the Board of Directors on which each serves.

Committees

We have three Board committees: a Nominating and Corporate Governance Committee, an Audit Committee, and a Compensation Committee. A copy of each committee's charter is available on our website at *www.jinpaninternational.com* by clicking on "Our Company," "Corporate Governance," and the applicable charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee (the "Nominating Committee") consists of Li-Wen Zhang, Donald S. Burris, and Jing Zhang, each of whom are independent directors as defined under the listing standards of the NASDAQ Stock Market. The functions of the Nominating Committee include identifying individuals qualified to become members of the Board; selecting, or recommending to the Board, the director nominees for the next annual shareholder meeting; selecting candidates to fill any vacancies on the Board; and developing and recommending to the Board a set of corporate governance principles applicable to the corporation. The Nominating Committee held two meetings during 2013.

The process followed by the Nominating Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, meeting from time-to-time to evaluate biographical information and background material relating to potential candidates, and interviewing selected candidates by committee members.

In deciding whether to include a candidate in the Board's list of recommended director nominees, the Nominating Committee will look at criteria including the candidate's integrity, business acumen, knowledge of our business and industry, experience, diversity, independence and the ability to act in the interests of all shareholders. The Nominating Committee does not assign specific weight to any particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of its directors,

considered as a group, should provide a composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities.

While the Board does not have a formal diversity policy with respect to director nominations, as noted above, it considers diversity, which it defines broadly to include an appropriate combination of business acumen, educational experience, work experience and the other items noted above, as well as traditional diversity concepts such as race, as one of a number of factors it considers to identify qualified nominees for directors.

Shareholders may recommend individuals to the Nominating Committee for consideration as director candidates by submitting their names to the Nominating Committee. Such communications should be addressed to our Legal Counsel, Albert Sheng, at c/o Jinpan International (USA) Ltd., 390 Veterans Blvd., Carlstadt New Jersey 07072, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our common shares for at least a year as of the date such recommendation is made. Upon receipt of appropriate biographical and background material, the Nominating Committee will evaluate shareholder recommended candidates by following substantially the same process and applying substantially the same criteria that it follows for candidates submitted by others.

Audit Committee

Our Audit Committee (the "Audit Committee") consists of Li-Wen Zhang, Donald S. Burris, and Jing Zhang, each of whom is an independent director as defined under the listing standards of the NASDAQ Stock Market, as required for Audit Committee members. The functions of the Audit Committee include the nomination of independent registered public accounting firm for appointment by the Board; meeting with the independent registered public accounting firm to review and approve the scope of their audit engagement; meeting with our financial management and the independent registered public accounting firm to review matters relating to internal accounting controls, our accounting practices and procedures and other matters relating to its financial condition; and to report to the Board periodically with respect to such matters. Jing Zhnag acts as the Audit Committee's "Audit Committee Financial Expert" under the applicable rules and regulations of the SEC. The Audit Committee held five meetings during 2013.

Compensation Committee

Our Compensation Committee (the "Compensation Committee") consists of Li-Wen Zhang, Donald S. Burris, and Jing Zhang, each of whom is an independent director as defined under the listing standards of the NASDAQ Stock Market. The function of the Compensation Committee is to administer the 1997 Stock Option Plan and the 2006 Stock Incentive Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers. The Compensation Committee held one meeting during 2013.

Meetings and Meeting Attendance

Our Board of Directors holds regularly scheduled annual meetings and as many special meetings as necessary. Typically, committee meetings occur the day of or prior to the Board meeting. At the annual Board meeting, time is set aside for the independent directors to meet without management present. Our Board held three meetings and took two actions by unanimous written consent during fiscal year 2013.

All incumbent directors attended 75% or more of the Board meetings and meetings of the committees on which they served during the last fiscal year. Directors are encouraged to attend the Annual Meeting of Shareholders. The Chairman of the Board attended the 2013 Annual Meeting.

Board Leadership Structure and Role in Risk Oversight

Board Leadership Structure. Our Board of Directors does not have any formal policy, one way or the other, on whether the same person should serve as both the chief executive officer and chairman of the board, as the Board of Directors believes that it should have the flexibility to make this determination at any given point in time in the way that it believes best to provide appropriate leadership for us at that time. Currently our Board of Directors has not separated the positions of the Chairman of the Board and Chief Executive Officer. Both positions are held by Zhiyuan Li. The Board believes that in the context of our current operating and business environment the combined role of Chairman of the Board and Chief Executive Officer is appropriate because it results in unified leadership, accountability and continuity, promotes strategic development and execution, and facilitates communication between management and the Board.

Board of Directors' Role in Risk Oversight. One of the Board of Directors key functions is informed oversight of our risk management process. The Board administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. Day-to-day responsibility for risk management is implemented by our management team. At regularly scheduled meetings, the Board engages in discussions of the most significant risks that the Company is facing and how these risks are being managed, and the Board receives reports on risk management from senior officers of the Company.

As part of its responsibilities, the Audit Committee oversees our financial policies, including financial risk management. The Audit Committee assists our Board in its oversight of risk management by discussing with management, particularly our Chief Financial Officer, our guidelines and policies with respect to financial and enterprise risk management and our major financial risk exposures and the steps management has taken to monitor and control such exposures. The Audit Committee also oversees our internal audit function.

The Compensation Committee oversees risk management as it relates to our compensation plans, policies and practices for our directors and executive officers, while the executive officers do so with regard to all of our other employees. As part of the approval process of compensation for our Chief Executive Officer, other employee members of the Board of Directors, our Chief Financial Officer and our other executive officers, the Compensation Committee reviews and discusses with management the incentive and other compensation programs for our executive officers whether any of the incentive and other compensation programs for our executive officers may create incentives for those officers to take excessive or inappropriate risks which could have a material adverse effect on the Company.

Security Ownership by Directors and Executive Officers

The following table sets forth specific information as of November 3, 2014, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding Common Shares, (ii) each of our directors, and (iii) each of our directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount Owned[(1)]	Percent of Class
Common Shares	Li Zhiyuan (2)	3,986,657	24.3%
Common Shares	Ling Xiangsheng (3)	651,575	4.0%
Common Shares	Jing Yuqing (4)	3,986,657	24.3%
Common Shares	Mark Du (5)	59,350	*
Common Shares	Jing Zhang	-	*
Common Shares	Li-wen Zhang (6)	24,863	*
Common Shares	Donald S. Burris (7)	24,195	*
Common Shares	Cai Xu	-	-
Common Shares	All officers and directors as a group (7 persons) (8)	4,746,640	28.9%
Common Shares	First Wilshire Securities Management, Inc. (9)	1,433,701	8.7%

* Represents share ownership of less than one percent (1%).

(1) We believe that all persons named in the table have sole investment power with respect to all shares of common shares beneficially owned by them, unless otherwise noted in these footnotes.

(2) Represents (i) 2,650,739 common shares, (ii) 1,200,052 common shares beneficially owned by Jing Yuqing, the wife of Mr. Li, as to which Mr. Li disclaims beneficial ownership, and (iii) 135,866 common shares issuable upon exercise of currently exercisable share options held by Mr. Li and Ms. Jing. The options have an exercise price and expiration dates ranging from US$5.53 to US$10.83 per share and March 6, 2016 to March 3, 2022, respectively.

(3) Represents (i) 612,992 common shares and (ii)38,583 common shares issuable upon exercise of currently exercisable share options. The options have an exercise price and expiration dates ranging from US$5.53 to US$10.83 per share and March 6, 2016 to March 3, 2022 respectively.

(4) Represents (i) 1,200,052 common shares (ii) 2,650,739 common shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership, and (iii) 135,866 shares of common shares issuable upon exercise of currently exercisable share options held by Mr. Li and Ms. Jing. The options have an exercise price and expiration dates ranging from US$5.53 to US$10.83 per share and March 6, 2016 to March 3, 2022 respectively.

(5) Represents 59,350 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$5.53 to US$10.83 and March 6, 2016 to March 3, 2022, respectively.

(6) Represents (i) 5,000 common shares and (ii) 19,863 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dated ranging from US$5.53 to US$10.83 and March 6, 2016 to March 3, 2022, respectively.

(7) Represents (i) 1,150 common shares and (ii) 23,045 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates ranging from US$5.53 to US$10.83 and March 6, 2016 to March 3, 2022, respectively.

(8) Represents (i) 4,469,933 common shares and (ii) 276,707 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

(9) According to a Schedule 13G (Amendment ab. 2) filed with the SEC on February 14, 2013, The Principal business address is 1214 East Green Street, suite 104, Pasadena, CA 91106.

As of November 3, 2014, 16,418,518 common shares were issued and outstanding and were held by 17 record holders in the United States.

Our shareholders who beneficially own 5.0% or more of the common shares outstanding do not have different voting rights from other shareholders of common shares.

Compensation of Directors and Officers

The total compensation paid to our directors and officers during fiscal year 2013 was US$1,332,539 comprised of salaries in the amount of $1,023,355 and bonuses in the amount of 309,184. During 2013, we issued stock options to purchase 87,983 common shares to officers and directors. These options are exercisable at the price ranging from US$5.53 to US$ 6.25 per share and expire from three to ten years from the date of grant.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A VOTE IN FAVOR OF EACH OF THE NOMINEES NAMED IN THE PROXY.

Proposal 2

**RATIFICATION OF SELECTION OF GRANT THORNTON
AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors has selected Grant Thornton as our independent registered public accounting firm for the 2014 fiscal year, subject to ratification by our shareholders at the Meeting. A resolution for the ratification of the selection of Grant Thornton as our independent registered public accounting firm will be submitted for consideration.

Grant Thornton has indicated to us that it will not have a representative present at the Meeting. If the resolution selecting Grant Thornton as independent registered public accounting firm is adopted by the shareholders, the Board of Directors nevertheless retains the discretion to select different auditors should it then deem it in our best interests. Any such future selection need not be submitted to a vote of shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by our external auditors that are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor's independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from our management, at the time of approval of our annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to us and our subsidiaries by Grant Thornton as well as a report regarding the extent of such services actually provided by Grant Thornton during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with the Audit Committee's Chairperson and the Audit Committee's appointed delegate in respect of audit-related and non audit-related services. Additional services from Grant Thornton and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

All (100%) audit-related and non-audit-related services performed by Grant Thornton during 2012 were reported to, and the services proposed to be provided during 2013 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to Grant Thornton for all services, including audit services, for the years ended December 31, 2012 and to 2013, respectively.

	Year Ended December 31, 2012	**Year Ended December 31, 2013**
Audit Fees	RMB 1,943,000	RMB 2,000,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other fees	-	-
Total	RMB 1,943,000	RMB 2,000,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A VOTE IN FAVOR OF RATIFYING PROPOSAL 2.

MISCELLANEOUS

Other Matters

Management does not intend to bring before the Meeting for action any matters other than those specifically referred to above and is not aware of any other matters which are proposed to be presented by others. If any other matters or motions should properly come before the Meeting, the persons named in the Proxy intend to vote thereon in accordance with their judgment on such matters or motions, including any matters or motions dealing with the conduct of the Meeting.

Proxies

All shareholders are urged to vote with respect to the matters indicated.

By Order of the Board of Directors,

Zhiyuan Li
President, Chairman of
the Board of Directors and
Chief Executive Officer

November 14, 2014

JINPAN INTERNATIONAL LIMITED
ANNUAL REPORT
2013



SAFE HARBOR STATEMENT

Safe Harbor Provision

This Annual Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

- our ability to successfully implement our business strategy;
- the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;
- the effects of rapid technological changes and vigorous competition in the markets in which we operate;
- the effects of changes in competition and the pricing environments in the countries in which we operate;
- uncertainties about the future growth in electricity consumption and infrastructure;
- other factors or trends affecting the industry generally and our financial condition in particular;
- the effects of the higher degree of regulation in the markets in which we operate;
- the effects of additional or higher taxes in the countries in which we operate;
- general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities;
- the monetary and interest rate policies of the countries in which we operate;
- exchange rates; and
- other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2013 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

FROM OUR
CHAIRMAN & CEO

November 10, 2014



Dear Fellow Shareholders:

We are pleased with the recent accomplishments of our team, which translated into record annual sales and a return to earnings growth during 2013. Our successful execution on the ramp-up of production at our new Guilin facility supported our sales growth throughout 2013.

Annual sales in 2013 reached US$225.7 million, a 7% increase over the prior year, and a historical record for the Company. Demand recovered as the year progressed and sales during the last nine months of 2013 increased 14% over the same period in the prior year, as domestic sales growth accelerated and international sales were boosted by the resumption of shipments to our largest OEM customer. Our full year operating margins reflected expansion over the prior year, despite incurring the costs of ramping up our new Guilin facility. Net income in 2013 increased 18% to US$16.6 million, or $0.99 per share.

2013 was a pivotal year for us as we marked the transition from our investment phase into a growth phase. Our improved operating results in 2013 reflected the contributions from the strategies we have implemented and investments we have made over the past several years. We now will intensify our focus on the disciplined execution of our growth strategy as we increase our penetration of the domestic market,



expand our international OEM business, enrich and diversify our product lines, and ramp up manufacturing and improve productivity. We are pleased to report positive progress across all four components of this growth strategy.

- **China is, and will continue to be, our primary geographic market.** More than 80% of our sales are within China, with demand driven by electricity consumption and infrastructure investment. China's economy is transitioning to a slower pace of growth and the government's infrastructure investments have become more targeted and measured than in previous years. Despite this transition, we believe that China remains one of the most attractive markets globally, due to its immense size and above average growth outlook. We have planned our growth strategy in anticipation of this market environment and we believe our technical capabilities, brand recognition, scale, and cost structure position us to compete favorably. Additionally, we will continue to align ourselves with sectors that are poised to experience growth over the next several years, including subway projects and utility-scale solar power projects.



- We achieved several strong positive developments within our OEM business. **We successfully qualified with three additional OEM customers, bringing our total OEM customer base to six.** Our OEM customers are some of the world's largest industrial electrical equipment manufacturers and

employ highly rigorous qualification processes. Our qualification is a major accomplishment and a testament to the quality and technical capabilities of our team and our products. Given the qualification with these industry leaders, our focus shifts from additional qualification toward developing business with these customers. Within recent quarters, we are shipping meaningful quantities of product to three of our OEM customers, into both the wind energy and electrical infrastructure markets, internationally and domestically.

- **In 2013, we continued efforts to enrich and diversify our product offering, investing in research and development to support new product initiatives, new market development, and customer qualification.** We focused on developing products that address customer requirements and made product design improvements to reduce cost. Most notably, we have successfully ramped up our shipments of VPI transformers and, switchgears. These product lines provide exposure to markets outside of our core cast resin transformer market. The market for switchgears in particular is substantially larger than that for cast resin transformers. The establishment of our Guilin facility has given us additional capacity to produce switchgear products.



- **In early 2013, we completed the final major step of our expansion phase by establishing our production facility in Guilin.** We completed construction of the facility in January 2013 and commenced formal production at the facility at the end of March 2013. The 6 million KVA cast resin transformer production capacity at this new plant brings our total capacity to approximately 17 million KVA and establishes us as one of China's largest manufacturer of cast resin transformers, by capacity. Importantly, we were able to bring the facility on-line and scale-up production to enable us to achieve record annual revenue during 2013. We exceeded our annual target, producing 2.7 million KVA from that facility from initial start-up in March 2013 through the end of the year. The Guilin facility gives us the increased scale and efficient cost structure necessary to advance our already strong position within the domestic market and puts us on a path for continued growth and margin expansion.

In summary, our operating results and strategic accomplishments during 2013 reflect the remarkable efforts and capabilities of our team and their focus on the disciplined execution of our strategy. We believe that our investments have been well-timed and that our strategy is well-designed to position Jinpan to compete favorably within the economic environment, within China and globally. Looking ahead, we believe we have the scale, cost structure, product leadership, customer relationships, and talent to deliver sustainable revenue and earnings growth. Reflecting this focus, in early 2014 our board of directors increased our regular quarterly dividend to $0.04 per share.

We deeply appreciate your continued support.

Sincerely,



Zhiyuan Li
Chairman of the Board and Chief Executive Officer
Jinpan International Limited

Our Business



Reliable
Steady

Jinpan International Limited. (the "Company," "JST" "we," us" and "our") designs, manufactures and markets equipment for the distribution of electricity. Our founders developed some of the first cast resin transformers in China in the 1980s and established the Company in 1993. The Company has since grown to become a leader in China's cast resin transformer industry. For twenty years, we have built a widely recognized brand based on excellent product quality, attentive customer service, and efficient manufacturing. We leverage our engineering capabilities to design and to manufacture high end, customized electric control and distribution equipment, much of which is used for demanding industrial applications and mission critical infrastructure projects.



We manufacture cast resin transformers for a wide range of infrastructural and industrial applications. In addition to cast resin transformers, we produce VPI (Vacuum Pressure Impregnated) transformers and reactors, and switchgears. We also provide integrated product solutions such as unit substations, which integrate LV/HV switchgear and cast resin transformer into a single space saving, weather resistant enclosure.

Our primary geographic market is China where we supply power distribution equipment to a wide range of infrastructure projects and industries, both public and private. With 38 sales offices across the country, we employ a direct sales and service strategy in China. Our international business has steadily grown over the years. While we conduct direct sales from our facility in Carlstadt, New Jersey, most of our international business is derived from sales to OEM customers who are some of the world's largest

Leading Global

industrial electrical equipment manufacturers. Our international strategy is to leverage the scale and reach of our OEM customers to penetrate overseas markets. In 2013, our total sales revenue reached US$ 225.7 million, of which China sales accounted for US$ 202 million and international sales accounted for US$ 23.7 million. As a consequence of our sales strategy, our China sales revenue is derived from a fairly diversified customer base and most of our international sales come from sales to a handful of OEM customers.

Sales of power distribution equipment for wind turbine systems comprise a substantial part of our international sales. In 2013, our portfolio of wind energy products is composed of cast resin transformers and VPI reactors for wind turbine platforms. Historically and in 2013, our sales of wind energy products derived from orders from one OEM customer. In 2013, we successfully qualified as a global supplier to wind energy products to another large OEM customer. We aim to continue to build a more diversified and resilient customer base for our wind energy products.





Our Products

CAST RESIN TRANSFORMERS

Transformers are electrical equipment that change voltage to facilitate the efficient transmission and distribution of electricity. Transformers are commonly used at power generation facilities to raise voltage to transport electric energy across transmission lines. When the electricity reaches the end user, transformers are used to lower voltage to make the electricity suitable for general use. The process of transforming voltage results in energy loss that is released in the form of heat and therefore transformers must contain effective cooling systems. Transformers are differentiated by their cooling systems (this is one of several ways that the transformer industry classifies its products). Dry type transformers dissipate heat directly into the ambient air. Liquid cooled transformers (e.g. oil filled transformers) dissipate heat into liquid mediums.



The cast resin transformer is a dry type transformer first developed in Germany in the 1960s as an alternative to oil-filled transformers. In contrast to an oil-filled transformer, which immerses coils in oil to dissipate heat, the coils of a cast resin transformer are coated with epoxy resin, which is able to withstand temperatures as high as 188 degree Celsius. Heat passes through the epoxy and dissipates into the surrounding air. The cast resin transformer does not compete with oil-filled transformers in all applications. Most step up transformers at power plants that increase the voltage to high levels are oil-filled transformers, because at such high voltages the amount of heat generated is more efficiently dissipated through a liquid medium. However, many step down transformers located in the electricity distribution network and at the

Our Products

end user's site are dry type transformers. Certain wind and solar farms also use dry type transformers to step up electricity for transmission. The cast resin transformer has several advantages over the oil filled transformer, including greater efficiency, less maintenance requirements, greater fire resistance, and more environmentally friendly (the lack of cooling liquids eliminates the possibility of oil leaks). While oil-filled transformers are still widely used in China and throughout the world, we believe cast resin transformers are increasing in popularity because of these advantages.

We manufacture cast resin transformers for a wide range of infrastructural and industrial applications, including

- Cast resin dry type distribution (dual voltage) transformers, which are used in a wide range of infrastructural, commercial, and residential developments to step down the voltage of electricity from the electric grid;
- Cast resin dry type power transformers, which are used in the electric grid to convert voltages;
- Cast resin dry type excitation rectifier transformers, which are used in power plants to deliver power to the excitation systems for electric generators;



- Cast resin dry type traction rectifier transformers, which are used in subways and light rail systems to deliver power to rail electrification systems;
- Cast resin dry type transformers for variable frequency drives, which are used in wide range of industrial applications to deliver power to drive electric motors;

Our Products

- Cast resin dry type transformers for marine applications, which are used on board ships or off shore platforms;
- Cast resin dry type transformers for wind applications, which are used in wind farms (either in or outside the wind turbine platform) to step up voltage of the electricity generated for transmission in medium voltage electric grids;
- Cast resin dry type transformers for solar applications, which are used in solar farms to step up voltage of the electricity generated for transmission to medium voltage;
- Cast resin dry type transformers for Polycrystalline Silicon Reduction Furnace, which are used by manufacturers to deliver power to polycrystalline manufacturing facilities;
- Cast resin dry type isolation transformers, which provide galvanic isolation to transfer power between two circuits not connected together and to protect against electric shock and suppress electric noise is sensitive devices; and
- Cast resin dry type transformers with amorphous alloy core, which are energy efficient and used in a wide infrastructural, commercial, and residential to step down voltage of electricity from the electric grid to lower levels.





Our Products

VPI TRANSFORMERS AND VPI LINE REACTORS

The VPI (Vacuum Pressure Impregnated) transformer and cast resin transformer are two popular dry type transformers. In contrast with the cast resin dry type transformer, the coils of the VPI transformer are coated with varnish (comprised primarily of polyester resin) instead of epoxy resin. The varnish coating serves as an insulation medium. VPI transformers are manufactured using a process that applies varnish coating to the coils in interchanging cycles of pressure and vacuum. The coils are then cured in an oven. This manufacturing process allows for better penetration of the varnish into the coils.



The VPI line reactor does not change electric voltage. It is an inductor. In an AC circuit, an inductor has the characteristic of storing energy in a magnetic field and is reluctant to a change in current. In a DC circuit, an inductor limits the rate of change of current in a circuit. The VPI line reactor is used to filter waveforms and attenuate electric noise and harmonics to help balance current and voltage output in an electrical circuit. It is manufactured using a process similar to that used to produce VPI transformers.

We have the engineering capability to design and manufacture VPI transformers and line reactors that suit our customers' specific needs. Presently, we manufacture VPI transformers and reactors customized for a range of infrastructural and industrial applications, including VPI transformers that supply electricity to wind power converters, photo voltaic inverters, uninterrupted power supplies, variable frequency control drives, traction rectifier systems, and for ship board use. Our VPI transformers and line reactors are characterized by class H insulation, low loss levels, strong overload handling capacity, low flammability, low noise levels, compact size, and easy installation.

Our Products

SWITCHGEARS

The switchgear is electric equipment comprised of a combination of electrical disconnect switches, fuses, or circuit breakers. Through the control of the flow of electricity, the switchgear protects, and isolates electrical equipment. The switchgear is used to de-energize equipment to allow maintenance work to be performed safely and to clear faults in the grid downstream. Consequently, the switchgear is an important piece of equipment, because it is directly linked to the reliability of the electricity supply.



We offer a range of switchgear products for general power distribution and for specialized infrastructural and industrial applications. We manufacture high and low voltage switchgears, both conventional and gas insulated. We manufacture switchgears using our designs and also using designs licensed from Schneider Electric. Because each transformer is paired with both a high voltage and low voltage switchgear, we can offer a packaged solution to our customers.

OUR PRODUCTS

UNIT SUBSTATIONS

The unit substation is a compact, fully enclosed transformer substation. It is integrated assembly comprised of high and low voltage switchgear, transformer, power meter and compensation device, all interconnected with cables or buss bars and housed in weather proof enclosure. We supply unit substations suitable for a range of infrastructural and industrial applications where the transformer is installed outdoors and exposed to the elements.





Our Facilities





We have four large-scale manufacturing facilities in China located in the cities of Haikou, Wuhan, Shanghai, and Guilin, respectively. We also have a facility for limited scale manufacturing, product testing, and storage in the United States located in Carlstadt, New Jersey.

Haikou Facility

Our headquarters, administrative and manufacturing facilities are located at No. 100 Nanhai Avenue, Haikou, Hainan Province, China. Our Haikou facility is our primary manufacturing and R&D facility. It produces cast resin transformers, switchgears, and transformer substations. The Company established this facility in 1993 and has gradually expanded the size and capacity of this facility to meet increasing demand. As of the end of 2013, our Haikou facility has reached a maximum transformer manufacturing capacity of approximately 6 million KVA.









Wuhan Facility

Our Wuhan facility is located at No. 90 Nanhu Ave., Dong Hu High Tech Development Zone, Wuhan, Hubei Province, China. Our Wuhan facility produces cast resin transformers. In February 2007, we acquired approximately 22,000 square meters of land in Wuhan to build the Wuhan manufacturing facility. Construction on the Wuhan facility began in early 2007 and was completed in May 2008. As of the end of 2013, the maximum transformer, manufacturing capacity at our Wuhan facility approached 6 million KVA.




JST



Shanghai Facility

Our Shanghai facility is located at No. 999 Huijin Road, QingPu Industrial Park, QingPu District, Shanghai, China. Our Shanghai facility produces VPI transformers, VPI reactors, and gas insulated switchgears. In June 2008, we acquired land and buildings for a third manufacturing facility near Shanghai. The site covers an area of approximately 71,000 square meters. The Shanghai facility began production in late 2009. Subsequent expansion of the Shanghai facility proceeded in tandem with our need for additional manufacturing capacity and the introduction of new products.



Guilin Facility

Our Guilin Facility is located at No.1 Lanhui Road, Tieshan Industrial Park, National High-Tech Zone, Guilin, Guangxi, China. In early 2012, we began construction of factory buildings, administrative buildings, and employee dormitories in Guilin. We completed construction in January 2013. Formal production of cast resin transformers at the Guilin facility began at the end of March 2013. We plan to gradually ramp up production in Guilin over a two to three year period. In 2013, production of cast resin transformers and switchgears at the Guilin facility reached 2.7 million KVA and 514 units respectively in 2013. We believe that the current manufacturing equipment in the Guilin facility can support 6 million KVA of cast resin transformer production, however when fully equipped, we believe that the Guilin facility can support up to 12 million KVA of cast resin transformer production.



New Jersey Facility

Located at 390 Veterans Blvd., Carlstadt, New Jersey, our facility is approximately 53,000 square feet (including building and land). We purchased the facility in October 2009. The New Jersey facility serves as the administrative headquarters for our U.S. subsidiary, Jinpan International USA Ltd. The facility supports the limited scale manufacture and assembly of our cast resin transformers on a project-by-project basis. It also provides a platform for the testing, service, and storage of our products. This facility enables us to better support our North American customer base.





Our Engineering and R&D Capabilities

We have a team of approximately 220 engineers and technicians at the end of 2013. Our engineers use state-of-art CAD tools to render 3D models and 2D projections, vary design constraints, and collaborate on a common platform. We also developed our own proprietary software that incorporates a design database built up over the years. This software enables our engineers to leverage years of accumulated knowledge and know how to solve new problems.

Our R&D strategy is to develop new products and to expand the application of our existing product lines with objective of addressing a broader market. Our R&D efforts in 2013 focused on developing products for photovoltaic applications, adding to our portfolio of gas insulated switchgears, and researching advancing power control equipment. Some R&D projects that we completed in 2013 are as follows:

- Photovoltaic Grid-Connected Inverter
- Prefabricated Substation for Photovoltaic Power Generation (40.5kV 1250kVA)
- GMU-40.5C\F Mini Size Gas-Insulated Switchgear
- Prototype of a ±3Mvar High Voltage Static VAR Generator
- High Voltage Frequency Convertor Based on VF Control Technology



Our Management and Manufacturing Capabilities





Our reputation as a reliable, efficient manufacturer of high quality power distribution products is founded on adherence to scientific management principles. We strictly implement international quality, environmental, and work health and safety standards, which enable us to manufacture our products efficiently and on a large scale. Our manufacturing facilities in China are certified to meet ISO 9001, ISO14001, and OHSAS 18001 standards. We also made substantial investments in computerized management systems. All of our manufacturing facilities in China run on SAP's Enterprise Resource Planning System, which combines management, inventory and cost control information on one integrated platform.


resource
enterprise
project
system
ERP
web
changes
planning
software


CERTIFIED
ISO 9001
CERTIFIED


ISO14001
QUALITY
OHSAS18001

Our Industry







We believe that the demand for electricity distribution in China is driven by two macro trends - the growth in electricity consumption and infrastructure developments - resulting from China's industrialization and urbanization. China's economic growth underlies both of these growth drivers.

China's cast resin dry type transformer market remained competitive in 2013. Prices of key raw materials (e.g. silicon steel, copper, and aluminum), though less volatile than in prior years, remained at historically low levels. Low raw materials prices continued to enable price competition among established manufacturers and kept the entry barrier low to new market entrants. As expected, the price for high-end customized transformers, where there is less competition and a more demanding customer base, held up better than that fore standard distribution transformers in a competitive market environment. The market for high end customized transformers is dominated by a few large high quality manufacturers, because of the engineering and manufacturing resources required to custom design and produce high quality transformers for demanding industrial and power applications. Customers of high end custom transformers also place great emphasis on design, quality, and reliability.

Our Business Strategy



Reducing the cost and improving efficiency

We returned to sales revenue and net income growth in 2013. Our net sales revenue in 2013 reached US$ 225.7 million, a 7.2% increase from sales revenue of US$ 210.5 million in 2012. Our net income in 2013 reached US$ 16.6 million, a 17% increase from net income of US$ 14.1 million in 2012. While the market for electrical power control and distribution product remained competitive in 2013, the average sale price of our products stabilized. Prices for our key raw materials - silicon steel, copper, and aluminum remained near historically low levels were less volatile compared to prior years.

Going forward, we will pursue a strategy of enhancing our manufacturing capabilities, expanding our product offering, deepening our relationship with OEM customers, and focusing on market opportunities in China.

Key elements of our business strategy include but are not limited to the following:



Leverage our new, state-of-the art manufacturing facility in Guilin to enhance our competitive position.

After a successful launch in the first quarter of 2013, our new Guilin facility added much needed capacity to accommodate sales growth and to enable us to compete on both quality and price in China. In 2013, production of cast resin transformers and switchgears at the Guilin facility reached approximately 2.7 million KVA and 514 units respectively in 2013. We plan to continue ramping up production at our Guilin facility in 2014.

The Guilin facility is our fourth and largest manufacturing facility in China. Currently,

Expanding and diversifying our prodcut offering

the Guilin facility is equipped to support 6 million KVA of cast resin transformer manufacturing capacity. With additional equipment, the Guilin facility can support up to 12 million KVA of cast resin transformer manufacturing capacity. With the launch of the Guilin facility, we believe that we are the largest cast resin transformer manufacturer in China in terms of capacity. The Guilin facility gives us the economy of scale to reduce the cost of inputs, improve efficiency, and compete aggressively in the market place.



We incorporated into the Guilin facility 20 years of cast resin transformer manufacturing expertise. The result is an integrated manufacturing facility that employs state-of-the art manufacturing equipment and streamlined workflow. We also re-designed our cast resin transformer to employ new fill materials that reduce the environmental impact and the risk to the health of our employees during the production process. The new fill materials also improve the insulation properties of our transformers. We expect that the streamlined manufacturing process, automated production equipment, and new transformer design can lower the cost of production of our standard cast resin transformers by 5% to 10%.

Expand and diversify our product offering

We continue to expand our product offerings to address new market opportunities. From cast resin transformers, we diversified into related products including VPI

Deepening relationships with customers

transformers, VPI line reactors, switchgears and unit substations. Over the years, we made significant progress in expanding our product offering and adapting our products to new applications through research and development and technology licensing. We also maintain licenses for the manufacture of certain VPI reactors (designed for an OEM customer's wind turbine platform) and for the manufacture of certain circuit breakers and low voltage switchboards. We believe that enriching our product portfolio will enable us to offer more comprehensive power distribution solutions to our customers, to reach into new markets, and to reduce the risk of overconcentration on one product line.



Leverage our relationships with major OEM customers to expand our global reach

Over the last several years, we have worked to expand and diversify our OEM customer base. Starting with one major OEM customer in 2009, we have to date qualified as supplier to six major OEM customers. By integrating into the global supply chain of OEM customers with a global presence, we can leverage the market reach of these OEM customers to effectively address a broader international market.

Revenue from sales to OEM customers reached RMB 235.7 million (US$ 38.1million) in 2013. Of this total, sales to our largest OEM customer was approximately RMB 145.3million (US$ 23.5 million) and sales to our second largest OEM customer was approximately RMB 84.1 million (US$ 13.6 million). Going forward, we will shift focus from expanding our OEM customer base to deepening relationship with existing OEM customers to grow our sales.

Focusing on growth opportunities

Focus on China's Growing Electric Infrastructure Market

China remained our largest market in 2013. Sales in China of RMB 1,251.2 million (US$ 202.0 million) accounted for 89.5 % of our total sales revenue of RMB 1,397 million (US$ 225.7 million) in 2013. Despite recent moderations in the growth rate of GDP, electricity consumption, and fixed asset investment, we believe that the macro-trends in China - urbanization and industrialization - will continue to drive demand for power distribution equipment over the long term. We continue to focus on the growth opportunities provided by our home market.

As a supplier of medium voltage electrical power control and distribution products, we sell to broad customer base in both the public and private sectors for variety of commercial, industrial, and infrastructure projects. We are a leading manufacturer of cast resin transformers in China and currently also the largest in terms of manufacturing capacity. We believe that we have both the capacity and opportunity to capitalize on growth of China's market.





FINANCIAL REPORT

INDEX TO FINANCIAL STATEMENTS

	Pages
JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES:	
Reports of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2013 and 2012	F-4
Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011	F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2013, 2012 and 2011	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011	F-7
Notes to Consolidated Financial Statements	F-9

Grant Thornton
致同

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2014 expressed an adverse opinion.

Grant Thornton

Shanghai, The People's Republic of China
April 30, 2014

Grant Thornton
致同

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the internal control over financial reporting of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the "Company")as of December 31, 2013, based on criteria established in the 1992 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Grant Thornton
致同

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on the criteria established in 1992 *Internal Control—Integrated Framework* issued by COSO because a material weakness in internal control over financial reporting related to the estimation of a reserve against overdue accounts receivable. The material weakness referred to above is described in Management's Report on Internal Control Over Financial Reporting appearing under Item 15b.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2013. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2013 consolidated financial statements, and this report does not affect our report dated April 30, 2014, which expressed an unqualified opinion on those financial statements.

Grant Thornton

Shanghai. The People's Republic of China
April 30, 2014

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2013 and 2012

	Notes	December 31, 2013 US$	2013 RMB	2012 RMB
		(In thousands, except number of shares and per share data)		
Assets				
Current assets:				
Cash and cash equivalents		24,582	149,874	116,341
Restricted cash		1,316	8,024	5,179
Short-term investment	4	4,920	30,000	70,000
Notes receivable		15,802	96,341	98,811
Accounts receivable, net	5	144,606	881,646	783,224
Inventories, net	6	33,614	204,942	185,829
Prepaid expenses		4,204	25,630	15,889
Land use right	7	377	2,302	2,302
Deferred tax assets	10	2,119	12,920	8,414
Other receivables		6,891	42,013	37,085
Total current assets		238,431	1,453,692	1,323,074
Property, plant and equipment, net	8	75,601	460,932	259,972
Construction-in-progress	8	3,787	23,092	183,514
Land use right	7	14,840	90,475	92,777
Goodwill		13,818	84,246	84,245
Other assets		124	757	416
Total assets		346,601	2,113,194	1,943,998
Liabilities and shareholders' equity				
Current liabilities:				
Short-term bank loans	11	11,101	67,681	110,901
Accounts payable		27,013	164,695	157,322
Notes Payable	9	10,498	64,004	37,761
Income tax payable		2,516	15,338	11,816
Value added tax payable		4,261	25,978	22,129
Advances from customers		14,207	86,619	85,636
Commission payable		19,049	116,141	86,972
Accrued employee benefits		1,878	11,448	10,670
Other liabilities		5,151	31,411	23,813
Total current liabilities		95,674	583,315	547,020
Commitments and contingencies	14			
Long term liability:				
Deferred Income		4,785	29,176	19,383
Long Term bank loans	11	31,998	195,087	165,406
Total Liabilities		132,457	807,578	731,809
Shareholders' equity:				
Convertible preferred stock, US$0.0045 par value: Authorized shares - 2,000,000 Issued and outstanding shares – none in 2013 and 2012	20	-	-	-
Common stock, US$0.0045 par value: Authorized shares – 40,000,000 Issued and outstanding shares –16,418,456 in 2013 and 16,395,456 in 2012	20	74	606	605
Additional paid-in capital		37,693	295,688	293,724
Reserves		12,849	90,356	85,321
Retained earnings	20	136,874	925,837	840,325
Accumulated other comprehensive income		26,937	(3,673)	(3,504)
		214,427	1,308,814	1,216,471
Less: Treasury shares at cost, Common stock –138,306 in 2013 and 215,306 in 2012		(283)	(3,198)	(4,282)
Total shareholders' equity		214,144	1,305,616	1,212,189
Total liabilities and shareholders' equity		346,601	2,113,194	1,943,998

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2013, 2012 and 2011

	Notes	Year ended December 31, 2013 US$	2013 RMB	2012 RMB	2011 RMB
		(In thousands, except number of shares and per share data)			
Net sales	18	225,727	1,397,861	1,324,952	1,414,289
Cost of products sold		(153,325)	(949,081)	(892,042)	(895,473)
Gross profit		72,402	448,780	432,910	518,816
Selling and administrative		(55,718)	(345,464)	(339,221)	(350,822)
Operating profit		16,684	103,316	93,689	167,994
Other income (expense)					
Other income, net		4,363	27,021	19,119	14,285
Interest income		273	1,693	1,163	1,282
Interest expense		(2,072)	(12,830)	(11,115)	(8,088)
Income before income taxes		19,248	119,200	102,856	175,473
Income taxes	10	(2,677)	(16,579)	(14,363)	(21,334)
Net income		16,571	102,621	88,493	154,139
Other comprehensive income (loss)					
Foreign currency translation adjustment		(27)	(169)	(460)	(5,415)
Total comprehensive Income		16,544	102,452	88,033	148,724
Earnings per share					
-Basic		US$1.02	RMB 6.32	RMB 5.47	RMB 9.54
-Diluted		US$0.99	RMB 6.14	RMB 5.29	RMB 9.37
Weighted average number of shares					
-Basic		16,230,165	16,230,165	16,170,107	16,163,696
-Diluted		16,711,192	16,711,192	16,717,277	16,456,611

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2013, 2012 and 2011

	Number of treasury shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Warrants RMB	Common shares RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated Other Comprehensive Income RMB	Total RMB
						(In thousands, except for number of shares)						
Balance at January 1, 2011	(227,306)	16,395,456	-	(4,417)	6,232	605	-	282,538	69,107	646,858	2,371	1,003,294
Net income	-	-	-	-	-	-	-	-	-	154,139	-	154,139
Transfer to reserves	-	-	-	-	-	-	-	-	16,214	(16,214)	-	-
Cash dividends distributed ($0.14 per share)	-	-	-	-	-	-	-	-	-	(14,627)	-	(14,627)
Exercise of stock options for cash	-	-		-		-	-	-	-	-	-	-
Employees stock-based expenses	-	-	-	-	-	-	-	2,398	-	-	-	2,398
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(5,415)	(5,415)
Balance at December 31, 2011	(227,306)	16,395,456	-	(4,417)	6,232	605	-	284,936	85,321	770,156	(3,044)	1,139,789
Net income	-	-	-	-	-	-	-	-	-	88,493	-	88,493
Expired Warrants	-	-	-	-	(6,232)	-	-	6,232	-	-	-	-
Cash dividends distributed ($0.18 per share)	-	-	-		-	-	-	-	-	(18,324)	-	(18,324)
Exercise of stock options for cash	12,000	-	-	135	-	-	-	-	-	-	-	135
Employees stock-based expenses	-	-	-	-	-	-	-	2,556	-	-	-	2,556
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(460)	(460)
Balance at December 31, 2012	(215,306)	16,395,456	-	(4,282)	-	605	-	293,724	85,321	840,325	(3,504)	1,212,189
Net income	-	-	-	-	-	-	-	-	-	102,621	-	102,621
Transfer to reserves	-	-	-	-	-	-	-	-	5,035	(5,035)	-	-
Cash dividends distributed ($0.12 per share)	-	-	-		-	-	-	-	-	(12,074)	-	(12,074)
Exercise of stock options for cash	77,000	23,000	-	1,084	-	1	-	251	-	-	-	1,336
Employees stock-based expenses	-	-	-	-	-	-	-	1,713	-	-	-	1,713
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(169)	(169)
Balance at December 31, 2013	(138,306)	16,418,456	-	(3,198)	-	606	-	295,688	90,356	925,837	(3,673)	1,305,616

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2012 and 2011

	Year ended December 31,			
	2013	2013	2012	2011
	US$	RMB	RMB	RMB
		(in thousands)		
Operating activities				
Net income	16,571	102,621	88,493	154,139
Adjustments to reconcile net income to				
net cash provided by/(used in) operating activities:				
Depreciation and Amortization	6,863	42,499	35,746	27,791
Deferred income taxes	(727)	(4,499)	(2,053)	(895)
Allowance for doubtful accounts	4,296	26,595	17,198	5,562
Provision for inventories	353	2,183	748	2,508
Loss/(gain) on disposal of property, plant and equipment	(40)	(250)	(27)	121
Employee stock-based compensation	277	1,713	2,556	2,398
Changes in operating assets and liabilities				
Restricted cash	(459)	(2,845)	(3,155)	5,123
Accounts receivable	(20,188)	(125,016)	(104,914)	(200,726)
Notes receivable	399	2,470	21,627	(84,811)
Inventories	(3,439)	(21,296)	44,510	(38,016)
Prepaid expenses	(1,573)	(9,741)	67,606	108,162
Other receivables	(852)	(5,277)	(2,680)	(3,437)
Accounts payable	1,191	7,373	9,389	54,803
Notes Payable	4,238	26,243	(48,002)	(93,787)
Income tax	569	3,523	(2,899)	3,724
Value added tax	621	3,849	2,005	(1,239)
Advances from customers	158	982	5,982	44,428
Commission payable	4,710	29,169	24,849	(8,966)
Accrued employee benefits	125	778	(8,506)	5,592
Government grants	(565)	(3,500)	(150)	5,000
Other liabilities	1,810	11,211	(24,022)	38,867
Net cash provided by/(used in) operating activities	14,337	88,785	124,302	26,341
Investing activities				
Purchases of property, plant and equipment	(370)	(2,289)	(55,298)	(47,476)
Proceeds from sales of property, plant and equipment	40	250	180	201
Payment for construction-in-progress	(12,667)	(78,445)	(168,352)	(2,403)
Purchase of Land use right	-	-	-	(34,084)
Payment for investment in subsidiary	-	-	-	(11,535)
Purchase of short term investment	(50,719)	(314,090)	(150,000)	-
Sales of short term investment	57,179	354,090	80,000	-

Receipt of government grant for new plant construction	1,582	9,794	19,383	
Sales of investment in Beijing Jinpan Huineng Co.			200	
Net cash used in investing activities	(4,955)	(30,690)	(273,887)	(95,297)
Financing activities				
Proceeds from bank loans	42,213	261,415	397,841	302,382
Repayment of bank loans	(44,400)	(274,954)	(266,299)	(248,192)
Proceeds from exercise of stock options	216	1,337	135	
Dividends paid	(1,950)	(12,074)	(18,323)	(14,626)
Net cash provided by/(used in) financing activities	(3,921)	(24,276)	113,354	39,564
Effect of exchange rate changes on cash	611	(286)	(25)	(311)
Net increase/(decrease) in cash and cash equivalents	6,072	33,533	(36,256)	(29,703)
Cash and cash equivalents at beginning of year	18,510	116,341	152,597	182,300
Cash and cash equivalents at end of year	24,582	149,874	116,341	152,597
Interest paid	2,724	16,869	10,528	8,303
Income taxes paid	2,470	15,296	19,048	17,720

The accompanying notes form an integral part of these consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the "Company") was incorporated under the laws of the British Virgin Islands on April 3, 1997. The Company's securities are registered with the U.S. Securities and Exchange Commission and publicly traded on The NASDAQ Global Select Market. The Company design, manufacture and market equipment for distribution of electricity through its subsidiaries in the United States and China. The Company is also registered to conduct business in Hong Kong. The following chart illustrates our organizational structure:



Jinpan International Ltd.
100%
100%
Jinpan Electric (China) Co. Ltd.
Jinpan International USA Ltd.
85%
100%
30%
100%
Hainan Jinpan Electric Co. Ltd.
15%
Wuhan Jinpan Electric Co. Ltd.
Jinpan Electric Group (Shanghai) Co. Ltd.
Jinpan Realty Group LLC
70%
Hainan Jinpan Electric Research Co. Ltd.
Guilin Jun Tai Fu Electric Co. Ltd. (Formerly "Guilin Jun Tai Fu Construction and Development Co. Ltd.")
Jinpan Electric Group (Shanghai) Alternative Energy Equipment Co. Ltd.
Jinpan Electric Group (Shanghai) Transmission & Distribution Automation Equipment Co. Ltd.
Shanghai Dong Dian International Trading Co. Ltd.
Shanghai Pan Ding Investment Co. Ltd.

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of Hainan Jinpan and Jinpan China, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The reporting currency of the Group is Renminbi ("RMB"), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars ("US$") using the People's Bank of China's rate of RMB 6.10 to US$1, the prevailing rate on December 31, 2013 and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 6.19 to US$1 for the year 2013. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly and indirectly wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Group maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. There was approximately RMB 140.7 million held in non-US banks or financial institutions as of December 31, 2013. As of December 31, 2013, the Group held approximately RMB 6.3 million (US$ 0.96 million) cash in the United States of which RMB 1.5 million (US$ 0.2 million) was in excess of FDIC insurance limits. At December 31, 2013, the Group had approximately RMB 8.0 million (US$ 1.3 million) restricted cash related to products guaranty insurance.

(c) Investments Available-for-Sale

The Group classifies its marketable debt and equity securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of shareholders' equity.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Group evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment's financial performance (including factors such as earnings trends, dividend payments, asset quality and specific events), the near-term prospects of the investment, the financial condition and prospects of the investment's region and industry, and the Group's investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment. When a decline in value is deemed to be other-than-temporary, an impairment loss is recognized through a charge to interest income and other, net in the current period to the extent of the decline below the carrying value of the investment. Adverse changes in market conditions or poor operating results of underlying investments could result in additional other-than-temporary losses in future periods.

(d) Trade Receivables

Trade receivables, which generally have 30 to 180 day terms, except for some of long term sales contracts that we provide payment term based on the progress of their projects, are recognized and carried at original invoice amounts less an allowance for doubtful accounts. Credit is offered to customers based on their payment history, financial capability, and credit rating. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. We also make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, the customers' current credit status and known market factors, to record a specific reserve for customers against their corresponding receivable amounts. These specific reserves are re-evaluated and adjusted as additional information affects the estimated amounts. We write off receivables against allowance for doubtful account when there is evidence that the likelihood of collection is not probable and it is deemed uncollectible. From time to time customers pay us with in-kind product in lieu of cash. When this occurs we compare the

receivable balance against the fair market value of the product received in determining whether a gain or loss should be recorded.

(e) Notes Receivable

For accounts receivable in which payment is received in the form of short-term financial instruments, the Group classifies such accounts receivable as notes receivable. These short-term financial instruments generally mature, and thus are convertible into cash, in six months or less.

(f) Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted average cost method.

We periodically review our inventory for excess inventory obsolescence. We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and evaluate market conditions. Possible changes in these estimates could result in a write down of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable than projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

(g) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Estimated useful lives are as follows:

Buildings	10 - 20 years
Machinery and equipment	6 - 10 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

(h) Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2013 mostly represents machinery under installation. Interest related to construction-in-progress of RMB 4.7 million (US$ 0.8 million) and RMB 4.5 million (US$ 0.7 million) was capitalized for the year end December 31, 2013 and 2012 respectively. There is no interest related to construction-in-progress for the years ended December 31, 2011.

(i) Impairment of Long-lived Assets

For long-lived assets used in operations, the Group records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated

to be generated by those assets are less than their respective carrying amounts. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. Fair value is determined by quoted market prices, if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount or the fair value less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured at their carrying amount less salvage value, if any, at the time the assets cease to be used.

(j) Income Taxes

The Group uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that such benefits will more-likely-than-not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The National People's Congress, China's parliament, promulgated on March 16, 2007, set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies. The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 22% for 2010, 24% for 2011, and 25% for 2012. However, Hainan Jinpan was recognized as a technically advanced enterprise at the end of 2008 and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Hainan Jinpan extended its status as technically advanced enterprise in 2011 and is entitled to a 15% tax rate for another three years commencing from January 2011. The income tax rate applicable to Jinpan China is one half of the prevailing rate from 2010 to 2012 and is 25% in 2013. Shanghai Jinpan's income tax rate is 25% in 2012 and 2013. Shanghai T&D is taxed at 1.25% of sales in 2011 and is taxed at 25% of net income before tax in 2012 and 2013. (For more information on Jinpan China's effective tax rates, see Note 10. Deferred Tax Assets and Income Taxes.)

The Group classifies tax penalties and interest expense as income tax expense.

(k) Value Added Tax

All of the Group's products sold in the PRC are subject to Chinese VAT at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing its finished products. The VAT amounts paid and available for offset are maintained in VAT Tax payables.

(l) Goodwill

In, 2011, we adopted amended standards that simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform goodwill impairment testing. The Group performed a quantitative impairment test at the end of December 31, 2013. The test concluded that the fair value is more than the carry amount of the asset.

(m) Foreign Currency Translation

The reporting currency of the Group is the Renminbi. The functional currency of Hainan Jinpan and Jinpan China is Renminbi and the functional currency of the Company and Jinpan USA is the US dollar. Financial statements for these entities have been translated into Renminbi in accordance with ASC 830, *Foreign Currency Translation*. Asset and liability accounts are translated using the exchange rates in effect at the balance sheet date, and shareholders' equity accounts are translated at the historical exchange rate. Income statement and cash flows amounts are translated using the average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year to year are reported in Accumulated Other Comprehensive Income (Loss). The effect on the transaction gains and losses as reported on the Consolidated Statements of Comprehensive Income is insignificant for all years presented herein.

(n) Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases. Rentals applicable to such operating leases are reported on the Consolidated Statements of Comprehensive Income and determined using the straight line basis over the applicable lease term. The operating lease rental expense incurred by the Group during the years ended December 31, 2013, 2012 and 2011 amounted to RMB 4.0 million (US$ 0.6 million), RMB 4.3 million (US$ 0.7 million), and RMB 3.8 million (US$ 0.6 million), respectively. The operating leases were recorded as cost of products sold or selling and administrative expense.

(o) Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery occurs, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Some of the long term sales contract's payments term is longer than normal term, the Group recognizes revenue if the collectability is reasonably assured base on past collection history. For some of our products sales in China, there are provisions that we need to provide technical support to customers before or during customers' installation of the products. This involves multi deliverable arrangement and should be accounted for as separate units of accounting. However, the Group considers the cost associated with the technical support to customers is inconsequential and perfunctory. The Group recognizes all the revenue upon delivery of the products when the significant risks and rewards of ownership have been transferred to the buyer upon delivery as one unit of accounting.

As for Installation services revenue, if the Company is the primary obligator, has general inventory risk, the Company recognizes revenue at gross. If the Company is not primary obligator, earns a fixed amount of fee, the Company recognizes revenue at net.

(p) Non Operating Income

For the Group's non operating transactions, income is recognized as follows:

(i) interest income from bank deposits is recognized on a time proportionate basis using the principal outstanding and at the applicable interest rate; and

(ii) government grant income is recognized as a component of other income when the relevant approvals are received from the government and any grant terms are met. If management does not believe that sufficient objective and positive evidence exists to conclude that approval of the grant from government is probable, the receipt of the grant is not recognized as income.

(q) Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Company's consolidated financial statements include the allowance for doubtful accounts, inventory obsolescence, goodwill impairment, and stock based compensation. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

(r) Earnings Per Common and Common Equivalent Share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. The number of ordinary equivalent shares is related to outstanding stock options and warrants and is calculated using the treasury stock method.

(s) Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group's available-for-sale securities and foreign currency translation adjustments are included in Accumulated Other Comprehensive Income (Loss).

(t) Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation to develop new products or processes, or significantly enhance existing products or production processes, and implement new methods of design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2013, 2012 and 2011 were RMB 56.8 million(US$ 9.2 million), RMB 58.8 million (US$ 9.3 million) and RMB 68.6 million (US$ 10.6 million), respectively and all these amounts were recorded as selling and administrative expense.

(u) Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 0.4 million (US$ 0.06 million), RMB 0.6 million (US$ 0.09 million) and RMB 1.3 million (US$ 0.2 million) in advertising costs during 2013, 2012 and 2011, respectively and all these amounts were recorded as selling and administrative expense.

(v) Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 35.9 million (US$ 5.8 million), RMB 28.1 million (US$ 4.5 million) and RMB 32.6 million (US$ 5.0 million) in shipping and handling costs during 2013, 2012 and 2011, respectively.

(w) Stock based Compensation

We record stock based compensation expense based upon the grant date fair value of share based awards. The fair value of the award is recognized as expense ratably over the requisite service periods. We use the Black Scholes option pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value.

(For more information on the valuation methods used for options, see note 20(g), Stock options Valuation.)

(x) Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year. The product warranty expense incurred in each year from 2011 through 2013 is not considered significant thus, the Group recorded warranty expense as incurred. The Group incurred RMB 4.1million (US$ 0.7 million), RMB 3.3 million (US$ 0.5 million), and RMB 4.0 million (US$ 0.6 million) in product warranty expense during the years ended December 31, 2013, 2012 and 2011, respectively.

(y) New Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update No. 2013 02 Comprehensive Income (Topic 220): The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this standard did not have an impact on our consolidated financial statements..

In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013 11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This standard requires an entity to present unrecognized tax benefits as a reduction to deferred tax assets when a net operating loss carryforward, similar tax loss or a tax credit carryforward exists, with limited exceptions. This standard is effective for fiscal years beginning on or after December 15, 2013, and for interim periods within those fiscal years. The Company is currently assessing the potential impact of ASU No. 2013 11 on our financial statements.

(z) Fair Value Measurement

In accordance with ASC subtopic 820 10, a fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. Overall, establishes a three tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs

that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). The following table presents information about assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2013 and 2012:

(RMB in thousands)	Fair value at December 31, 2013	Level 1	Level 2	Level 3
Investment available-for-sale	30,000	30,000	-	-

(RMB in thousands)	Fair value at December 31, 2012	Level 1	Level 2	Level 3
Investment available-for-sale	70,000	70,000	-	-

4. INVESTMENTS AVAILABLE-FOR-SALE

Available-for-sale securities held by the Group at December 31, 2013 and 2012 were as follows:

	2013	2013	2012
	US$	RMB	RMB
		(In thousands)	
Portfolio investment			
Cost	4,921	30,000	70,000
Gross unrealized loss	-	-	-
Fair market value	4,921	30,000	70,000
Total investments available-for-sale	4,921	30,000	70,000

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable of the Group at December 31, 2013 and 2012 were as follows:

	2013	2013	2012
	US$	RMB	RMB
		(In thousands)	
Accounts receivable-trade	155,299	946,843	821,826
Less: Allowance for doubtful accounts	(10,693)	(65,197)	(38,602)
Accounts receivable-net	144,606	881,646	783,224
Movement of allowance for doubtful accounts			
Beginning at January 1	(6,142)	(38,602)	(21,404)
Provided during the year	(4,561)	(26,656)	(17,219)
Less: Written off during the year	10	61	21
	(10,693)	(65,197)	(38,602)

6. INVENTORIES, NET

Inventories of the Group at December 31, 2013 and 2012 were as follows:

	2013 US$	2013 RMB	2012 RMB
		(In thousands)	
Finished products	17,792	108,475	133,571
Products in process	7,050	42,986	794
Raw materials	8,772	53,481	51,464
Inventories	33,614	204,942	185,829

7. LAND USE RIGHT

All lands in the PRC are state-owned and no private land ownership rights exist.

The Group has obtained land use right certificates for all its facilities. We amortize the land use right in Hainan and Shanghai on a straight line basis over 20 to 40 years which will expire from the year 2026 to 2051. We also amortize the land use right in Wuhan and Guilin on a straight line basis over 50 years which will expire in the year 2057 to 2061.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Group at December 31, 2013 and 2012 were as follows:

	2013 US$	2013 RMB	2012 RMB
		(In thousands)	
Buildings	52,146	317,930	168,302
Machinery and equipment	36,281	221,203	197,452
Motor vehicles	4,435	27,037	25,486
Furniture, fixtures and office equipment	17,164	104,649	38,422
	110,026	670,819	429,662
Less: accumulated depreciation	(34,425)	(209,887)	(169,690)
Property, plant and equipment, net	75,601	460,932	259,972

The Group's buildings are located in the PRC and United States and the land on which the Group's buildings are situated in the PRC are State-owned. The property in the U.S. is owned by Jinpan Realty, LLP, a wholly owned subsidiary of Jinpan USA. Depreciation expense in 2013, 2012 and 2011 was RMB 40.2 million (US$ 6.5 million), RMB 33.0 million (US$ 5.2 million) and RMB 27.9 million (US$4.3 million) respectively. The depreciation was included both in cost of goods sold and selling and administrative expense.

Construction in progress represents labors cost, materials in connection with the construction of new facility and installation of manufacturing equipment. At December 31, 2013 and 2012 the balance of construction in progress was RMB 23.1 million (US$ 3.8 million) and RMB 183.5 million (US$ 29.2 million) respectively.

9. NOTES PAYABLE

In 2013, Hainan Jinpan entered into material purchasing agreement with suppliers in China. The notes were payable to the suppliers and were unsecured, short term and non-interest bearing. As of December 31, 2013 and 2012, the balance of the note payable was RMB 64.0 million (US$ 10.5 million) and RMB 37.8 million (US$ 6.0 million) respectively.

10. **DEFERRED TAX ASSETS AND INCOME TAXES**

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the State of New York. Jinpan USA is subject to federal tax and state tax of United States.

In accordance with the relevant PRC income tax laws, Hainan Jinpan's applicable tax rate is 25%, however, in 2008 and 2011, Hainan Jinpan was recognized as a High and New Technology Enterprise by the PRC government and was approved for a preferential tax rate of 15% for three years commencing from January 1, 2008. Hainan Jinpan extended its status as High and New Technology Enterprise in 2011 and is entitled to a 15% tax rate for another three years commencing from January 2011.

Jinpan China is subject to a 12.5% tax rate in the year 2011 and 2012. Jinpan China is subject to applicable tax rate of 25% in 2013 in accordance with PRC income tax law.

Shanghai Jinpan is subject to a corporate income tax rate of 25% in 2011. In 2012, Shanghai Jinpan was granted as High and New Technology Enterprise and was approved for a preferential tax rate of 15% for three years.
Guilin JFT tax rate is 25% in 2011 and 2012. In 2013, Guilin JFT was approved from tax authority for a 15% preferential tax rate according to the tax policy that encouraging companies set up operation in Western Region.

Pretax income for the years ended December 31, 2013, 2012 and 2011 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2013	2013	2012	2011
	US$	RMB	RMB	RMB
		(In thousands)		
British Virgin Islands	(950)	(5,886)	(6,592)	(10,645)
United States of America	(85)	(528)	3,171	2,895
The People's Republic of China	20,283	125,614	106,277	183,223
	19,248	119,200	102,856	175,473

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2013	2013	2012	2011
	US$	RMB	RMB	RMB
		(In thousands)		
Current				
Non-US	(3,383)	(21,066)	(15,058)	(21,050)
US	(2)	(12)	(1,358)	(1,179)
Deferred				
US	-	-	-	-
Non-US	708	4,499	2,053	895
	(2,677)	(16,579)	(14,363)	(21,334)

Deferred tax assets and deferred tax liabilities of the Group at December 31, 2013 and 2012 were as follows:

	2013	2013	2012
	US$	RMB	RMB
		(In thousands)	
Deferred tax assets-China			
Current			
Allowance for doubtful accounts	1,605	9,785	5,415
Inventory reserves	256	1,562	1,049
Deferred expenses	258	1,573	1,950
	2,119	12,920	8,414
Non-Current			
Depreciation	34	208	215
Total deferred tax assets-China	2,153	13,128	8,629
Deferred tax assets-USA	-	-	-
Total deferred Tax assets	2,153	13,128	8,629
Deferred tax liabilities-China	-	-	-
Deferred tax liabilities-USA			
Current			
Depreciation	-	-	56
Non-Current	-	-	-
Total deferred tax liabilities	-	-	56
Net deferred tax assets	2,153	13,128	8,573

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2013. At December 31, 2013, the Group has approximately RMB 0.5 million (US$0.1 million) net operating loss carry forward.

The reconciliation of income tax computed using the PRC statutory rate of 25% in 2013, 2012 and 2011 to actual income tax expense is as follows:

	2013	**2013**	**2012**	**2011**
	US$	**RMB**	**RMB**	**RMB**
		(In thousands)		
Computed expected income tax	4,049	25,070	25,655	48,863
Impact of tax holiday and benefit of companies in China	(1,469)	(9,094)	(11,858)	(27,984)
Effect of difference between the PRC and USA tax rate	97	603	566	455
	2,677	16,579	14,363	21,334

Under ASC 740, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. We evaluated the Company's overall tax positions and determined there were no material unrecognized tax benefits and there have been no material changes in unrecognized benefits since January 1, 2007. We have not filed 2013 US federal and state tax returns as of the date of this report.

11. BANK LOANS

Bank loans comprised:	2013	2013	2012
	US$	RMB	RMB
	(In thousands)		
Short-term bank loans	11,101	67,681	110,901
Long-term bank loans	31,998	195,087	165,406
Less: current portion	(11,101)	(67,681)	(110,901)
	31,998	195,087	165,406

Each of the credit line below can only be used by the specific entity that signed agreement with the banks and cannot be used by other entities within the group.

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 100.0 million (US$16.4 million). As of December 31, 2013, there was RMB 20 million (US$3.3 million) outstanding under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 6.0% per annum for the year ended December 31, 2013. This facility will expire in December 2014 and we intend to extend the facility for another year.

Hainan Jinpan has a working capital credit facility from Bank of Communication for RMB 120 million (US$19.7 million). As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility bears interest at the benchmark rate set by the People's Bank of China. This credit facility will expire in June 2015 and we intend to extend this credit facility

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 203 million (US$33.3 million). This credit facility bears interest at LIBOR plus a margin rate. As of December 31, 2013, there was no outstanding balance under this credit facility. This facility will expire in December 2014 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 100 million (US$16.4 million). This credit facility bears interest at the benchmark rate set by the People's Bank of China. As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility will expire in June 2014 and we intend to extend this credit facility.

Hainan Jinpan has an oral agreement of unsecured letter of credit facility from the Industrial and Commercial Bank of China for RMB 130 million (US$21.3 million). This credit facility bears interest at LIBOR plus a margin rate. As of December 31, 2013, there was RMB 21.3 million (US$3.5 million) outstanding under this credit facility. This credit facility will expire in April 2014 and we are in the process of extending this credit facility

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 180 million (US$29.5 million). As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility bears interest at LIBOR plus a margin rate. This credit facility will expire in June 2015.
Shanghai Jinpan has a credit facility from bank of China for RMB 90 million (US$ 14.8 million) of which 60 million (US$ 9.8 million) was working capital facility and RMB 30 million (US$5.0 million was letter of credit facility. As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility will expire in February 2015.

Guilin JFT has two credit facilities with the Bank of Communications, a long term credit line for fixed asset investment and a short term credit line for working capital totaling RMB 350 million (US$57.4 million). The fixed asset credit line is in the amount of RMB 210 million (US$34.4 million) and carries an interest

rate of People's Bank of China bench mark rate x 1.05 per annum. Our borrowings under this credit line accrued interest at an average interest rate 6.88% per annum for the year ended December 31, 2013. Loans made under this credit line must be applied to fixed asset investment at the Company's Guilin facility and was secured by the fixed assets investment at Guilin. As of December 31, 2013, there was RMB 195.7 million (US$32.1 million) outstanding under this credit facility. The credit line has a term of seven years. Repayment of loan principal is scheduled over a seven year period, from 2013 to 2019. The working capital credit line is in the amount of RMB 140 million (US$23.0 million) and carries an interest rate of People's Bank of China bench mark rate x 1.05 per annum. Loans made under this credit line must be applied to the working capital of the Company's Guilin facility. The credit line has a term of two years. The loan principal must be repaid in full annually. As of December 31, 2013, there was no outstanding balance under this credit facility.

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan is secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years. Jinpan Realty amended the loan agreement with Enterprise Bank on December 1, 2013. The interest rate is fixed at 4.75% per annum effective December 1, 2013 and the loan matures on October 1, 2019. There was approximately RMB 8.8 million (US$1.4 million) outstanding as of December 31, 2013.

The table below reflects the principal balance due of Jinpan Realty, Guilin JFT and short term bank loans for the next five years.

RMB in thousands

Year	2014	2015	2016	2017	2018	thereafter
Principal Due	67,681	19,244	19,258	38,070	56,912	61,221

12. GOVERNMENT GRANTS

Hainan Jinpan, Shanghai Jinpan and Jinpan China received grants in advance from the local Chinese government based on its past business performance and its investment in advance technologies which has to be pre approved by the government. Government grants are recorded as deferred grant revenue until the terms of the grants are met and final approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 14.2 million (US$ 2.3 million), RMB 16.2 million (US$ 2.6 million) and RMB 13.2 million (US$ 2.0 million) respectively in 2013, 2012 and 2011, respectively. In the year 2013 and 2012, Guilin JFT received approximately RMB 14.0 million (US$ 2.3 million) and RMB 19.4 million (US$ 3.1 million) in 2013 and 2012 respectively from Guilin government to subsidize the bank loan interest that occurred for fixed assets investment in Guilin. The amount we received was recorded as deferred grant revenue.

13. DISTRIBUTION OF INCOME

According to PRC accounting rules and regulation, the Group's Chinese subsidiaries are required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on 10% of its net income as reported in the statutory accounts prepared in accordance with GAAP. The maximum amount of the aggregate of these reserves is 50% of its registered capital. The Group and its subsidiaries in China reserved RMB 5.03 million (US$ 0.8 million), nil million and RMB 16.2 million (US$ 2.6 million) for the years ended December 31, 2013, 2012 and 2011 respectively. The remaining reserve to fulfill the 50% capital requirement is approximately RMB 36.5 million (US$ 6.0 million) at December 31, 2013.

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company's board of directors. The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan. During the years ended December 31, 2013, 2012 and 2011, the directors of the Group's China subsidiaries approved the following appropriations to reserves.

	2013	2013	2012	2011
(In thousands)	US$	RMB	RMB	RMB
Statutory reserve fund	826	5,035	-	16,214
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-
	826	5,035	-	16,214

The Company declared a cash dividend of US$0.12 per common share for the year 2013 on November 29, 2012. A quarterly dividend of $0.03 per common share was paid at the end of March, June, September, and December 2013. The Company declared a cash dividend of US$0.14 per common share for the year 2012 on January 16, 2012, which was paid in two installments on February 8, 2012 and July 12, 2012. The Company also declared a special dividend of US$ 0.04 per common share on November 29, 2012 which was paid on December 21, 2012. The Company declared cash dividend of US$0.14 per common share in 2011.

14. COMMITMENTS AND CONTINGENT LIABILITIES

(1) Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2022. Total lease expense for the year 2013 is RMB 4.0 million (US$ 0.6 million). These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2013:

	(In thousands)	
	US$	RMB
2014	275	1,678
2015	169	1,031
2016	71	431
2017	68	415
2018	58	358
2019 and thereafter	248	1,513
Total minimum lease payments	889	5,426

(2) Capital commitments

As of December 31, 2013, the Group has commitments of RMB 12.4 million for the purchase of new machinery and construction project.

(3) *Employment contracts*

The Group's employees in the PRC include engineers, technicians, management administrative personnel, marketing and sales personnel, and factory personnel while employees in U.S. include management, administration and marketing personnel. All of the employees except U.S. employees are contract employees and have entered into renewable employment contracts with the Group's applicable entities. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to five years and terms of the employment agreements with support personnel range from six months to one year.

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2013:

	US$	RMB
	(In thousands)	
2014	6,648	40,534
2015	4,870	29,692
2016	2,858	17,426
2017	1,783	10,874
2018	1,725	10,514
2019 and thereafter	15,561	94,847
Total minimum employment contract payments	33,445	203,887

(4) *Licensee agreement*

The Group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to manufacture, assemble, sell, and maintain the licensed products. Licensee expense was RMB 0.2 million (US$ 0.03 million), RMB 1.0 million (US$0.15 million) and RMB 1.2 million (US$ 0.2 million) for the years ended December 31, 2013, 2012, and 2011, respectively. These amounts were recorded in the selling and administrative expense.

15. FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying amount reported on the Consolidated Balance Sheets for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Investments, accounts receivable, notes receivable, other receivables, advance from customers and bank loans

The carrying value, as reported on the Consolidated Balance Sheets, of short-term investments, accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities, or their fair values.

16. CONCENTRATION OF RISK

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

The Group maintains cash and cash equivalents with the Bank of China, Industrial and Commercial Bank of China, Bank of Communication, Nan-Yang commercial Bank and China Construction Bank in the PRC and Citibank, in the United States and Hong Kong.

Concentrations of credit risk with respect to accounts receivable are minimal because the Group has many different customers. The Group also performs ongoing credit evaluations of its customers' financial conditions and, as a result, does not require collateral for Accounts Receivable.

During 2013, the Group was dependent on two major suppliers Momentive (Hexion /Bakelite AG) and Speed Fair (Xiamen) Co., Ltd. for cast resin, which accounted for 1.32% (1.17% in 2012) and 0.27% (0.26% in 2012) of total purchases, respectively. Additionally, the Group was dependent on two major suppliers: Wuhan Steel Processing Co., Ltd., and Thyssenkrupp Electrical Steel GmbH for silicon steel, which accounted for 24.73% (2012: 12.99%), 2.87% (2012: 11.88%) of total purchases, respectively. The Group is also dependent on Hainan Xinlong Copper Co. Ltd., Jiangyin Copper Co., Ltd., and Shanghai Congxin Electric Co. Ltd. for copper and aluminum, which accounted for 5.71% (2012: 3.84%) and 1.82% (2012: 5.77%) and 2.18% (2012: 4.19%) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer. Sales to our largest customer accounted for 10.5%, 12.7% and 13.6% for years 2013, 2012 and 2011, respectively.

17. PENSION AND OTHER POST RETIREMENT BENEFITS

Jinpan USA set up a Simple IRA plan for its employees. The amounts employees contribute are tax deferred. Jinpan USA has not made any contributions since 2006.

Hainan Jinpan, Jinpan China and Shanghai Jinpan have a defined contribution retirement plan for their employees. As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan. All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employee's annual salary, respectively, while Shanghai Jinpan and its employees are required to make contributions to the retirement plan at rates of 21% and 8% of each employee's annual salary. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees. Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Hainan Jinpan, Jinpan China and Shanghai Jinpan during the years ended December 31, 2013, 2012 and 2011 amounted to RMB 10.1 million (US$ 1.6 million), RMB 18.3 million (US$2.9 million) and RMB 12.6 million(US$ 2 million), respectively.

18. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

We operate in one reportable segment, electrical distribution equipment based on aggregation criteria:
(1) We manufacture and sell power control and distribution equipment, including cast resin transformers, substation, reactors, and switchgears. While each type of product has a different function, all are used to control and to distribute electric power. (2) While the manufacturing techniques and equipment may vary among product types, we apply the similar production process, quality, and cost monitoring and control systems throughout our manufacturing facilities. (3) Our customer base is not differentiated by the type of products. Our customers base comprise of resellers or end users of power control and distribution equipment, including OEMs, utilities, municipal governments, industrial companies, and commercial and residential developers. Customers often procure one or more types of products we offer depending on their requirements. (4) Presently, we use the same sales team and similar distribution channels for all of our products, because the customer base for our products are the same.

Thus, we report one operating segment based on aggregation criteria. We sell our products in the People's Republic of China, the United States, and Europe.

Geographic area data

	2013	2013	2012	2011
		Year ended December 31,		
	US$	**RMB**	**RMB**	**RMB**
		(In thousands)		
Revenues from external customers:				
United States	17,107	105,938	108,347	125,221
Europe	6,580	40,749	59,910	44,768
PRC	202,040	1,251,174	1,156,695	1,244,300
	225,727	1,397,861	1,324,952	1,414,289
Property, Plant, and Equipment by area:				
United States	2,301	14,027	15,092	15,920
PRC	73,300	446,905	244,880	217,857
	75,601	460,932	259,972	233,777
Net Assets				
United States	2,046	12,477	43,089	34,529
PRC	212,098	1,293,139	1,169,100	1,105,260
	214,144	1,305,616	1,212,189	1,139,789

19. EARNINGS PER SHARE

Basic earnings per share for the years ended December 31, 2013, 2012 and 2011 was computed by dividing net income of RMB 102.6 million (US$ 16.6 million), RMB 88.5 million (US$ 14.1 million) and RMB 154.1 million (US$ 23.9 million) respectively by the weighted average number of 16,230,165, 16,170,107 and 16,163,696 common shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2013, 2012 and 2011 was computed by dividing net income of RMB 102.6 million (US$ 16.6 million), RMB 88.5 million (US$14.1 million) and RMB 154.1 million (US$23.9 million) by the weighted average number of 16,711,192, 16,717,277 and 16,456,611 common shares outstanding, respectively. The weighted average number of shares includes potentially dilutive common shares, which reflect the dilutive effect of stock options, preferred shares and warrants. Reconciliation of the denominator is as follows:

	2013	2012	2011
Denominator for basic earnings per share weighted average shares	16,230,165	16,170,107	16,163,696
Effect of dilutive securities:			
Exercisable stock options	481,027	547,170	292,915
Convertible warrants			
Denominator for diluted earnings per share adjusted weighted average shares and assumed conversions	16,711,192	16,717,277	16,456,611

20. EQUITY

The Company issued 77,000, 12,000, and nil shares respectively in 2013, 2012 and 2011 from its treasury shares to the employees who exercised their stock options.

The Company's convertible preferred stock ("preferred stock") is convertible at any time into common shares at the rate of 1-to-1 and each share of preferred stock entitles its holder to the same number of votes as a Common Share. In the event of the Company's liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common shares in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. There were no outstanding preferred shares at the end of December 31, 2013.

(a) 1997 Stock Option Plan

A total of 1,000,000 common shares have been reserved for issuance under the Company's 1997 Stock Option Plan. The 1997 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 1997 Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 1997 Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. The vesting period is determined in each stock option agreement. Options shall be fully vested and become exercisable at the date vested. The maximum term of options granted under the 1997 Stock Option Plan is 10 years. We used the intrinsic value method under APB 25 and recognized no expense for options granted under this plan.

(b) Stock option transactions under 1997 Stock Option Plan

During 2013 and 2012 certain employees exercised stock options to purchase an aggregate of 100,000 shares and 12,000 shares of the Company's common shares respectively. The Company received US$ 215,400 in 2013 and US$21,300 in 2012 from these exercises. No options were exercised under this plan in 2011.

(c) 2006 Stock Option Plan

In October 2006, the Company adopted the 2006 Stock Option Plan, under which 600,000 common shares have been reserved for issuance. The 2006 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 2006 Stock Option Plan is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 2006 Stock Option Plan must be at least equal to the fair market value of a Common Share on the date of grant. Options shall be fully vested and become exercisable on the date of vesting. The vesting period is determined in each stock option agreement. The maximum term of options granted under the 2006 Stock Option Plan is 10 years. We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model.

(d) Stock option transactions under the 2006 Stock Option Plan

In March 2011, the Company issued stock options to purchase 44,000 common shares. Options granted are exercisable at the price of US$ 10.83 per share and expire 5 years from the date of grant.

In March 2012, the Company issued stock options to purchase 132,166 common shares to its directors and certain employees. These options are exercisable at the price of US$ 8.34 per share and will expire on September 7, 2016.

In June 2012, one employee exercised his options to purchase 12,000 common shares. The Company received US$ 21,300 from this exercise.

In March 2013, the Company issued stock options to purchase 61,800 common shares to its directors and certain employees. These options are exercisable at the price of US$ 5.53 per share and will expire on March 3, 2022.

In October 2013, the Company issued stock options to purchase 91,200 common shares to its directors and certain employees. These options are exercisable at the price of US$ 6.25 per share and will expire on October 7, 2016.

(e) Common Shares Reserved for Options and Preferred Stock.

	December 31, 2013	December 31, 2012
Stock options	**548,366**	**586,566**
Preferred stock		
Total	548,366	586,566

(f) Stock Option Valuation

We measure the fair value of each stock option grant at the date of grant using a Black Scholes option pricing model. The Black Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk free rate of return. The weighted average exercise price for options outstanding as of December 31, 2013 was US$ 7.49. The weighted average remaining contractual life of those options is 1 year.

The following assumptions were used for calculating fair value of stock options:

	December 31, 2013	December 31, 2012	December 31 2011
Risk-free interest rate	0.40% to 0.75%	0.55% to 1.62%	1.22% to 1.62%
Average expected term (years)	3	3	3
Dividend yield	2.40%	1.62%	1.31%
Expected volatility	44.9% to 63.48%	57.73% to 68.65%	68.65% to 72.65%

The Company's calculation of expected volatility for the year ended December 31, 2013 was based on the historical volatility of the Company's stock price. We have adopted the guidance of ASC 718 10 S99 1 for purposes of determining the expected term for stock options. Due to limited historical data to rely upon, we use the "simplified" method in developing an estimate of expected term for stock options per ASC 718 10 S99 1. The interest rate is based on the U.S. Treasury yields in effect at the

time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(g) Option Award Activity

A summary of the Company's stock option activities, and related information for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012		2011	
	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$
Outstanding at beginning of year	586,566	7.74	498,566	7.52	454,566	7.02
Granted	153,000	5.96	132,166	8.34	44,000	10.83
Exercised	(100,000)	2.15	(12,000)	1.775	-	-
Cancelled	-	-	-	-	-	-
Forfeited	(91,200)	-	(32,166)	-	-	-
Outstanding at the end of year	548,366	7.49	586,566	7.74	498,566	7.52
Exercisable at the year end	457,166	7.74	454,400	7.56	321,366	7.00
Weighted average grant-date fair value of options granted during the year		US$5.96		US$8.34		US$10.83

A summary of the status of the Company's nonvested shares for the years ended December 31, 2013, 2012, 2011 are as follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value (US$)
Nonvested at January 1, 2011	143,400	7.96
Granted	44,000	10.83
Vested	(10,200)	11.65
Forfeited	-	-
Nonvested at December 31, 2011	177,200	8.46
Granted	132,166	8.34
Vested	(177,200)	8.46
Forfeited	-	9.04
Nonvested at December 31, 2012	132,166	8.34
Granted	153,000	5.96
Vested	(223,366)	7.44
Forfeited	-	-
Nonvested at December 31, 2013	61,800	US$5.53

The Company recognized approximately RMB 1.4 million, RMB 2.6 million and RMB 2.4 million of compensation cost for the years ended December 31, 2013, 2012 and 2011, respectively. No income tax benefit was recognized for the years ended December 31, 2013, 2012 and 2011. The total intrinsic value of options exercised during the years ended December 31, 2013, 2012 and 2011 was RMB 3.9 million , RMB 0.3 million and RMB nil respectively. The total intrinsic value of options outstanding during the year ended December 31, 2013 was RMB 3.8 million. The total fair value of shares vested during the years ended December 31, 2013, 2012 and 2011 were approximately RMB 10.2 million, RMB 9.4 million and RMB nil million respectively. Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2013 and will be recognized in future years is RMB nil.

The following table summarizes information with respect to options outstanding at December 31, 2013:

Exercise Price	Options Number Outstanding	Outstanding Weighted Average Remaining Contractual Life (in years)
US$ 3.67	16,000	0.04
US$7.68	203,200	0.1
US$10.83	44,000	2.2
US$8.34	132,166	2.7
US$ 5.53	61,800	8.2
US$ 6.25	91,200	2.8
	548,366	0.97

21. SUBSEQUENT EVENT

a) Cash Dividend

On March 28, 2014, the Company paid a first quarter cash dividend of US$0.04 per common share. According to the board of directors' resolution on February 24, 2014, the board approved to pay annual cash dividend of US$ 0.16 per common shares in the year 2014 and the cash dividend is to be paid by the end of each quarter.

b) Stock option

On March 19, 2014, the Company issued options to purchase 203,200 common shares to its directors and certain employees. These options are exercisable at the price of US$ 8.56 per share and will expire on March 18, 2019.

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2013.

22. QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2013 and 2012 is as follows:

	Quarter			
Fiscal 2013	**First**	**Second**	**Third**	**Fourth**
RMB				
Sales	220,777,799	364,015,592	425,926,695	387,140,688
Gross (loss) profit	73,562,227	126,597,747	148,023,358	100,596,341
Net (loss) income from continuing operations	7,170,983	27,246,301	43,283,357	24,920,607
Net (loss) income from discontinued operations	-	-	-	-
Net (loss) income	7,170,983	27,246,301	43,283,357	24,920,607
Earnings per share - Basic	0.44	1.69	2.66	1.53
Earnings per share - Diluted	0.41	1.64	2.60	1.49

	Quarter			
Fiscal 2012	**First**	**Second**	**Third**	**Fourth**
RMB				
Sales	269,251,054	351,199,883	372,661,920	331,838,948
Gross (loss) profit	99,262,292	108,260,886	124,198,653	101,188,193
Net (loss) income from continuing operations	24,969,877	14,943,698	24,726,357	23,852,861
Net (loss) income from discontinued operations	-	-	-	- -
Net (loss) income	24,969,877	14,943,698	24,726,357	23,852,861
Earnings per share - Basic	1.54	0.92	1.53	1.48
Earnings per share - Diluted	1.50	0.90	1.47	1.42

For more information:

Jinpan International Limited
c/o Hainan Jinpan Electric Co. Ltd.
No. 168 Nanhai Avenue
Building No. 7
Haikou Free Trade Zone
Haikou, Hainan, 570216, P.R.C.
Tel: (86) 898 6681-1301
Fax: (86) 898 6681-3519

Jinpan International USA Ltd.
390 Veterans Boulevard
Carlstadt, NJ 07072
Tel: (201) 460-8778
Fax: (201) 460-8775

Ticker Symbol: JST
Email: Jinpan@jstusa.net
Website: http://jinpaninternational.com

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IMPORTANT ANNUAL MEETING INFORMATION

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Li, Zhiyuan	☐	☐	02 - Ling, Xiangsheng	☐	☐	03 - Zhang, Jing	☐	☐
04 - Burris, Donald S.	☐	☐	05 - Zhang, Li-Wen	☐	☐	06 - Cai, Xu	☐	☐

	For	Against	Abstain
2. To ratify the selection of Grant Thornton as the Company's independent registered public accounting firm for the 2014 fiscal year.	☐	☐	☐

3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890 JNT

6 1 D V 2 1 3 4 3 9 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

01XLQB

2014 Annual Meeting of Shareholders
Jinpan International Limited

Monday, December 29, 2014 at 10:30 a.m. Beijing Time

No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216

People's Republic of China

Important Notice Regarding Availability of Proxy Materials for the 2014 Annual Meeting of Shareholders. The Proxy Statement and 2013 Annual Report are available at: www.envisionreports.com/JST

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

JST

Proxy — Jinpan International Limited

Notice of 2014 Annual Meeting of Shareholders

No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

Proxy Solicited by Board of Directors for Annual Meeting - December 29, 2014

Zhiyuan Li and Yuqing Jing, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Jinpan International Limited to be held on December 29, 2014 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for the Board of Directors listed on the reverse side and FOR Proposal 2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01 - Li, Zhiyuan	☐	☐	02 - Ling, Xiangsheng	☐	☐	03 - Zhang, Jing	☐	☐
04 - Burris, Donald S.	☐	☐	05 - Zhang, Li-Wen	☐	☐	06 - Cai, Xu	☐	☐

	For	Against	Abstain
2. To ratify the selection of Grant Thornton as the Company's independent registered public accounting firm for the 2014 fiscal year.	☐	☐	☐

3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 2 1 3 4 3 9 2

01XLRB

2014 Annual Meeting of Shareholders
Jinpan International Limited

Monday, December 29, 2014 at 10:30 a.m. Beijing Time

No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216

People's Republic of China

Important Notice Regarding Availability of Proxy Materials for the 2014 Annual Meeting of Shareholders. The Proxy Statement and 2013 Annual Report are available at: www.edocumentview.com/JST

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Jinpan International Limited

Notice of 2014 Annual Meeting of Shareholders

No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

Proxy Solicited by Board of Directors for Annual Meeting - December 29, 2014

Zhiyuan Li and Yuqing Jing, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Jinpan International Limited to be held on December 29, 2014 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for the Board of Directors listed on the reverse side and FOR Proposal 2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)